Filed pursuant to Rule 253(g)(2)

File No. 024-12776

OFFERING CIRCULAR DATED JULY 20, 2026

STARTENGINE INC.

4100 WEST ALAMEDA AVENUE, 3RD FLOOR

BURBANK, CALIFORNIA 91505

800-317-2200

UP TO 19,950,000 SHARES OF COMMON STOCK OFFERED BY THE ISSUER (INCLUDING UP TO
3,325,000 BONUS SHARES)
UP TO 8,550,000 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS
(INCLUDING UP TO 1,425,000 BONUS SHARES)

The minimum investment in this offering is 313 shares of Common Stock, or $500.80

The price per share of the Common Stock has been arbitrarily determined by the Company.

SEE “SECURITIES BEING OFFERED” AT PAGE 55

	Price to Public	Underwriting discount and commissions(2)	Proceeds to issuer (3)	Proceeds to other persons (4)
Per share	$1.60	$0.00	$1.60	$1.60
Total Maximum	$38,000,000	$0.00	$26,600,000	$11,400,000
Total Maximum including value Bonus Shares	$45,600,000	$0.00	$38,000,000	$7,600,000

(1)         On a “best efforts” basis, the Company is offering up to 19,950,000 shares of Common Stock including up to 3,325,000 shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon certain criteria, including investment level. The selling stockholders are offering up to 7,125,000 shares of Common Stock, including up to 1,425,000 shares of Common Stock eligible to be issued as Bonus Shares. See “Plan of Distribution and Selling Stockholders.”

(2)         Neither the Company nor the selling stockholders will use commissioned sales agents or underwriters.

(3)         Does not include expenses of the offering or reflect the issuance of Bonus Shares; see “Plan of Distribution and Selling Stockholders.”

(4)         The proceeds represent amounts to be paid to the selling stockholders listed in this Offering Circular. See “Plan of Distribution and Selling Stockholders.”

(5)         While neither the Company nor the selling stockholders will receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is $45,600,000 composed of $38,000,000 is actual gross proceeds from investors, and the value of the Bonus Shares of $7,600,000. This full amount of $45,600,000 is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

The minimum investment amount for Common Stock is $500.80.

All investors will be required to purchase securities pursuant to a subscription agreement which appears as an Exhibit to the Offering Statement of which this Offering Circular forms a part, and which is irrevocable. This contains exclusive forum and jury waiver provisions which are similarly irrevocable; see “Risk Factors,” “Securities Being Offered – Common Stock – Forum Selection Provision,” and “Plan of Distribution and Selling Stockholders – Jury Trial Waiver.”

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years and 180 days under certain conditions.  Bryn Mawr Trust Company has been engaged as the agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases shares in the amount of the minimum investment, $500.80 (313 shares), there is no minimum number of shares that needs to be sold in order for funds to be released to the Company or selling securityholders, as applicable, and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company or selling securityholders, as applicable. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, except for certain matters for which only the holders of Preferred Stock vote and/or for which they are also entitled to vote as a single class. For matters where holders of Common Stock vote, they will vote together with the holders of Preferred Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Company. See “Securities Being Offered”.

Certain holders of the Company’s Common Stock and Preferred Stock will continue to hold a majority of the voting power of all of the Company’s equity stock at the conclusion of this Offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities will commence on approximately July 21, 2026.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

We are an “emerging growth Company” and a “smaller reporting company” as such terms are defined under federal securities laws, and, as such have elected to take advantage of certain reduced public company reporting requirements for our prior filings and may elect to do so in future filings.

In this Offering Circular, the term “StartEngine”, “we”, “us”, “our”, or “the Company” refers to StartEngine Inc. and our subsidiaries on a consolidated basis. The terms “StartEngine Capital” or “our funding portal” refers to StartEngine Capital LLC, the terms “StartEngine Secure” or “our transfer agent” refer to StartEngine Secure LLC, the terms “StartEngine Primary” or “our broker-dealer” refer to StartEngine Primary LLC, the term “StartEngine Private” refers to StartEngine Private LLC, the term “StartEngine Private Manager” refers to StartEngine Private Manager LLC, the term “StartEngine Adviser” refers to StartEngine Adviser LLC, the term “Vinovest” refers to Vinovest, Inc.” and the term “StartEngine Assets” refers to StartEngine Assets LLC.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Inc. primarily operates through its wholly-owned subsidiaries, including, StartEngine Primary LLC, StartEngine Private Manager LLC, StartEngine Adviser LLC, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Assets LLC and Vinovest, Inc.

StartEngine Capital LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. On April 16, 2020, StartEngine Primary LLC received approval to operate as an alternative trading system.

Since 2023, the Company has been providing accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC, an exempt reporting adviser. Most recently, on March 17, 2026, the Company acquired Vinovest, Inc. a premium wine and whisky investment platform.

The Company’s mission is to help entrepreneurs and investors achieve their dreams.

The Offering

The offering is for Common Stock of StartEngine Inc. The rights of the Common Stock are described more fully in “Securities Being Offered.”

Securities offered	Maximum of 28,500,000 shares of Common Stock, including 4,750,000 shares of Common Stock which may be offered as Bonus Shares. See “Plan of Distribution and Selling Stockholders.”
Of the 28,500,000 shares available in this offering, up to 19,950,000 shares are being offered by the Company. The Company may offer up to 3,325,000 additional shares of Common Stock as Bonus Shares.

Of the 28,500,000 shares available in this offering, up to 8,550,000 shares are being offered by existing stockholders. The selling stockholders may offer up to 1,425,000 shares of Common Stock as Bonus Shares.
Shares of Common Stock outstanding before July 15, 2026 (1)	758,339,621
Shares of Preferred Stock outstanding before July 15, 2026 (1)	399,885,861
Shares of Common Stock outstanding after the offering (assuming fully subscribed and maximum Bonus Shares issued)	729,839,621
Use of proceeds	The net proceeds of this offering will be used primarily to cover marketing costs and operating expenses, including salaries to our executive officers. The details of our plans are set forth in our “Use of Proceeds” section.

(1)  Does not include shares issuable upon the exercise of options issued under our equity incentive plans or shares into which our Preferred Shares may convert.

Implications of Being an Emerging Growth Company

As an issuer with ongoing reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with less than $1.235 billion in total annual gross revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company we can take advantage of certain reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We are taking and intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our registration statement declared was effective under the Securities Act, which occurred in June 2022, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may qualify as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Factors Related to the Company and its Business

We are engaged in an industry that continues to develop and rapidly change, which requires our company to be flexible in executing its business plans. We have not consistently been profitable and may not do so in the near future.

StartEngine was formed in 2014 and is still working on fine tuning its business plan to one that will enable it to consistently generate profits on an annual basis and to maintain profitability. Though we have been operating for over a decade, we are still evolving aspects of business model, including modifying our revenue models, adding additional products (e.g., StartEngine Secondary, StartEngine Private, and Vinovest), and modifying our current offerings in light of regulatory changes and/or interactions with regulators. Over the past few years, StartEngine Private has surpassed our previous products in terms of revenue generation and profitability and we may not be able to maintain that.  For instance, we were not profitable over the past quarter.  Our current and proposed operations are subject to all the business risks associated businesses in industries that are developing and rapidly changing. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and develops new services as well as the entry of competitors into the market. Accordingly, the Company’s operating history may not be indicative of future prospects. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be consistently profitable or generate sufficient annual revenues to pay dividends to the holders of our shares.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is relatively new. The regulations that govern our operations have been in existence for a limited period. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including relating to security ownership and transferability, how we communicate and work with investors and the companies that use our platform’s services and the types of securities that our clients can offer and sell on our platform. For instance, in prior years, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services). Any such changes would have a negative impact on our business.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Our subsidiaries include: StartEngine Primary LLC is registered as a broker-dealer and operates an alternative trading system under the brand “StartEngine Secondary”, StartEngine Secure LLC is registered as a transfer agent; and our subsidiary StartEngine Adviser LLC is registered as an Exempt Reporting Adviser; and our subsidiary. As a broker-dealer, we have to comply with stringent regulations, and the operation of our broker-dealer and alternative trading system services exposes us to a significant amount of liability. Furthermore, new lines of business may subject us to other regulatory regimes, such those regulating investment advisers, including the Investment Advisers Act of 1940, if we fail to remain in compliance with certain exemptions. Further we have seen increased regulations in this industry from regulators (both federal and state) and FINRA as well as private rights of actions and threatened litigation in the industry. In light of this, we expect increased compliance costs as well as potential subjecting us to additional liabilities. In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans of other parts of our business.

We were approved as a broker-dealer in 2019, launched our alternative trading system in 2020, became a “carrying” broker-dealer in 2021, became an exempt reporting adviser in 2024, and are still in the process of adapting our business model and pricing structure.

As a broker-dealer, we not only are subjected to federal and state requirements but also have need to comply with the requirements of FINRA, the self-regulatory organization, that apply to broker-dealers and the regulations that apply to the operation of alternative trading systems. In addition, we have expanded the scope of our operation including launching our alternative trading system in May 2020, and became a “carrying” broker-dealer at the end of September 2021, which increased our net capital requirements. In 2023, we launched StartEngine Private, which required us to file as an exempt reporting adviser in early 2024 and may require us to become a registered investment adviser in the future. We are still in the process of adapting to these changes, but there have been and will be increased costs, including the need to hire personnel with specific qualifications and pay them in accordance with their experience. We are subjected to periodic examinations and we will be required to change aspects of our business processes and communications in response to the findings of those examinations. Becoming a broker-dealer and/or reporting adviser has and will continue to lead to increases in our compliance costs as well as increases in our exposure to liabilities, including subjecting us to liability for misstatements made by issuers utilizing our services.

We may be liable for misstatements made by issuers.

Under the Securities Act and the Exchange Act, issuers making offerings (including our StartEngine Private issuers), as well as those through our broker-dealer, and historically through our funding portal, may be liable for untrue statements of material facts or for omitting information that could make the statements misleading. Our broker-dealer, may be liable for statements by issuers utilizing our services in connection with Regulation A, Regulation CF and Regulation D offerings. Further, for prior offerings our funding portal may be liable for statements by issuers utilizing our services in connection with Regulation CF offerings. Even though due diligence defenses may be available for our broker-dealer; there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients have been and will be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time-consuming and expensive as well.

Our subsidiaries have facilitated the ownership, transfer, or administration of significant assets on behalf of clients and affiliated parties, we may be exposed to claims, liabilities, disputes, or regulatory scrutiny relating to such assets.

Our subsidiary, Vinovest, Inc. has facilitated the storage and ownership of nearly $100 million in fine wine and whisky held in third-party bonded warehouses, licensed warehouses, and licensed distilleries in multiple jurisdictions. Further, StartEngine Private has securitize hundreds of millions of dollars in securities of other companies. These activities could subject us to allegations involving recordkeeping errors, unauthorized transfers, valuation disputes, cybersecurity incidents, fraud, compliance failures, or breaches of fiduciary, contractual, or other duties. In certain circumstances, we may be required to defend claims or incur costs even where we are not ultimately found liable. Any such claims, liabilities, investigations, or disputes could result in substantial legal expenses, reputational harm, operational disruption, regulatory penalties, or financial losses, which could materially adversely affect our business, financial condition, and results of operations.

We have identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we maintain internal control over financial reporting that meets applicable standards. We may err in the design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no assurance that all control issues have been or will be detected. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction and a decrease in our stock price.

In the past we have had to restate our financial statements, and during preparation for financial reporting related to the year ended December 31, 2025, the Company discovered certain errors in the preparation of the financial statements. The Company’s management conducted an investigation with the Company’s independent auditors. As a result of this investigation, the Company determined that several accounts required correction to be in accordance with US GAAP. Accordingly, the Company made certain corrections to the financial statements for the year ended December 31, 2025.

Management concluded that the Company’s internal control over financial reporting, as defined by Sections 13a-15(f) and 15d-15(f) of the Exchange Act, was not effective as of December 31, 2025, including due to the following identified material weaknesses:

•	Lack of segregation of duties in the recording and posting of journal entries;
•	Control deficiency in revenue recognition, relating to investments received as compensation; and
•	Failure to properly reconcile investment shares the Company has received as compensation.

Management has included a report on its assessment of internal control over financial reporting, including a description of identified material weaknesses, remediation efforts resulting in changes to internal control over financial reporting, and plans for further remediation in Item 9A, “Controls and Procedures” of our Form 10-K.

If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulations may limit our business operations and plans for future expansion.

StartEngine’s product offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Rule 506(c), Regulation A and Regulation Crowdfunding, have only been in effect in their current form since 2013, 2015 and 2016, respectively. StartEngine’s ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers (including, in the case of Rule 506(c) and Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated, for instance, according to the SEC, the size for the Regulation A market retracted in 2023 and remained about the same in 2024. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment. Finally, as more competitors enter the market, it will become more difficult to obtain business.

We have an evolving business model.

Our business model is one of innovation, including continuously working to expand our product lines and services to our clients, such as our expansion into the transfer agent and broker-dealer space as well as our foray into becoming an alternative trading system and acting as an exempt investment adviser for companies. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our service offerings, for instance we are no longer focused on StartEngine Assets and securitizing collectibles in the Regulation A market and have turned our focus to the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies via its StartEngine Private product offerings. StartEngine Private, which started in the 3rd quarter in 2023, has been our main source of revenue for the prior two year. We recently acquired another business which rather than invests in securities facilities investors purchasing fine wines and whiskeys. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage this evolution effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

As we grow our business, we may not be able to manage our growth successfully.

If we are able to increase the scope of our business offerings, our customer base, the volume of our transactions and grow our business, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure and management could cause any of the following to occur or increase:

•	inadequate internal controls required for a regulated entity;

•	quate financial controls needed as we transition to become a reporting company;

•	delays in our ability to handle the volume of customers, including issuers; and

•	failure to properly review and supervise personnel to make sure we are compliant with our duties as regulated entities.

This risk is illustrated by the fact that, during preparation for financial reporting related to the year ended December 31, 2025 and 2024, and based on review from the auditors, the Company discovered certain deficiencies as well as errors (specifically in revenue recognition, including related to investments received as compensation) in its previously reported quarterly financial statements for 2025. The Company’s management has concluded that, in light of these deficiencies and errors, the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2025 was not effective. To address these material weaknesses, management has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of the Company’s internal control over financial reporting. Management’s report on internal control over financial reporting, a description of the material weaknesses identified, resulting changes to internal control over financial reporting, and continued plans for remediation can be found in Item 9A “Controls and Procedures” of our Form 10-K. See also the above risk factor, “We have identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties.” If we continue to have issues and/or fail to adapt our management, information systems and financial and internal controls to our growth, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer.

A majority of our gross profits is attributable to StartEngine Private.

A substantial majority of our gross profit is derived from a single line of business, Start Engine Private. As a result, our operating results are highly dependent on the continued performance and viability of this line. If we were to experience disruptions affecting this business—including, but not limited to, adverse regulatory developments, changes in applicable laws or interpretations, licensing or compliance issues, or market or competitive pressures—we may be required to modify, curtail, or discontinue such operations. Any such event could materially and adversely affect our business, financial condition, and results of operations.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Howard Marks, and our compliance, engineering and marketing teams. Expanding our compliance team in response to the growth in our business and the regulatory issues we have faced to date, is essential to our success, and recruiting and training compliance personnel will place demands on financial and management resources. Our software engineer team, as well as our marketing team led by Johanna Cronin, are critical to continually innovate and improve our products while operating in a highly regulated industry. In addition, due the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

StartEngine and its providers are vulnerable to hackers and cyber attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the StartEngine platform or in its computer systems could reduce the attractiveness of the StartEngine platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber attacks either on our technology provider or on StartEngine could harm our reputation and materially negatively impact our financial condition and business.

StartEngine currently relies on one vendor for escrow services.

We currently rely on Bryn Mawr Trust Company to provide escrow services. Any change in this relationship will require us to find another escrow agent and escrow bank. This may cause us delays as well as additional costs in transitioning our technology.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.

We facilitate online capital formation and private securities transactions. Though online capital formation is a relatively new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the Company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Moreover, as we continue to expand our offerings, including providing administrative services to issuers, securitizing various asset classes and transfer agent services, we will continue to face headwinds and compete with companies that are more established and/or have more financial resources than we do and/or new entrants bringing disruptive technologies and/or ideas.

Finally, the Company faces increasing competition via StartEngine Private, which the Company provides accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies via its StartEngine Private product offering. As new competitors enter the market, acquisition of shares will become more difficult.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Our revenues and profits (if any) are subject to fluctuation.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors’ dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company’s operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

Risk Factors Related to the Common Stock and this Offering

There is uncertainty as to the amount of time it will take for us to deliver securities to investors under this offering.

The process for issuance of Common Stock is set out in “Plan of Distribution and Selling Stockholders.” There may be a delay between the time you execute your subscription agreement and tender funds and the time securities are delivered to you, while we and the Escrow Agent complete our subscription and due diligence process and we submit a disbursement request to the Escrow Agent. Although, based on our experience in our prior offering, investors who provide the information required by the subscription agreement and give accurate instructions for the payment of the subscription price should receive their securities in no more than six months, we cannot guarantee that you will receive your securities by a specific date or within a specific timeframe.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best efforts” offering with no minimum, we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase the Common Stock in this Offering.

Certain investors who purchase Common Stock in this Offering are entitled to receive additional shares of Common Stock (the “Bonus Shares”) that effectively provide a discount on price based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering, having made an indication of interest prior to the commencement of this Offering, or as an investor eligible to receive the StartEngine Venture Club Bonus. An investor in our offering may be able to receive a maximum of 20% Bonus Shares. Bonus Shares will effectively act as a discount to the price at which the Company is offering its stock. For more details, including all of the Bonus Shares being offered, see “Plan of Distribution and Selling Stockholders”. Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for the same stake in the Company.

The exclusive forum provision in the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.

Section 6 in the subscription agreement for this offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement be brought in a court of competent jurisdiction in the State of New York; see “Securities Being Offered – Common Stock – Forum Selection Provision”. The forum selection provision will not be applicable to lawsuits arising from the federal securities laws. The provision may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage stockholder lawsuits with respect to matters arising under laws other than the federal securities laws, or limit stockholders’ ability to bring such claims in a judicial forum that they find favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement, including any claims made under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in a court of competent jurisdiction in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of Common Stock or by us of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when our Common Stock is transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to those securities or to the transferor with regard to ownership of those securities, that were in effect immediately prior to the transfer of the Common Stock, including but not limited to the subscription agreement. Therefore, purchasers in secondary transactions will be subject to this provision.

Voting control is the hands of a few large stockholders.

Voting control is concentrated in the hands of a small number of stockholders. Our CEO and Chairman currently hold approximately 26% of our voting shares in aggregate, including shares of our Common Stock and (on an as-converted basis) shares of our Series Seed Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock; and two other shareholders, SE Agoura Investment LLC and The Lee Miller Trust UA 09/05/2020, own approximately 17% and 7%, respectively, of our voting shares in aggregate. None of SE Agoura Investments LLC, The Lee Miller Trust UA 09/05/2020 or their beneficial owners serve on our Board or are employees of our Company. The trust, held on behalf of Mr. Marks’ family, which he does not control or beneficially own, owns approximately 2%. Those five shareholders in aggregate control approximately 53% of our voting shares and approximately 52% of our preferred stock. Those five shareholders in aggregate control approximately 52% of our voting shares and approximately 52% of our preferred stock. Holders of our Common Stock are generally not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the Company.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our Company.

Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder’s shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. Holders of Series A Preferred Stock and Series T Preferred Stock are entitled to liquidation preferences superior to Series Seed Preferred Stock. If a liquidation event, including a sale of our Company, were to occur that resulted in a distribution of less than approximately $8 million, the holders of our Preferred Stock could be entitled to all proceeds of cash distributions.

There is a limited current market for our Common Stock.

Currently, the only marketplace for our Common Stock is and will be our alternative trading system or “ATS” branded as “StartEngine Secondary.” To date, we only have limited experience selling our shares on StartEngine Secondary; and trading of our securities will only be available on StartEngine Secondary during limited periods, including periods where we do not have an open offering. To date, there has not been frequent enough trading to establish a market price. The limited volume of trading means that investors should assume that they may not be able to liquidate their investment for some time or to liquidate at their desired price. Further, it is unlikely that they will be able to pledge their shares as collateral.

Investors will need to keep records of their investment for tax purposes.

As with all investments in securities, investors who sell the Common Stock will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If investors do not have a regular brokerage account, or their regular broker will not hold the Common Stock for them (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for investors for tax purposes and they will have to keep their own records, and calculate the gain on any sales of any securities they sell.

The price for our Common Stock may be volatile.

To date, there has not been enough trading of our shares to establish a market price. The market price of our Common Stock may be highly volatile, if and when any trading begins again in the future and there is sufficient volume of trading to establish a market price, is likely to continue to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	We may not be able to compete successfully against current and future competitors.

•	Our ability to obtain working capital financing.

•	Additions or departures of key personnel

•	Sales of our shares.

•	Our ability to execute the business plan.

•	Operating results that fall below expectations.

•	Regulatory developments.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our securities. As a result, investors may be unable to resell your securities at a desired price.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled “Credit Cards and Investments – A Risky Combination,” which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options exercisable for its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares and the immediate dilution under various total investment scenarios. The dilution is based on the Company’s net asset value at December 31, 2025. We believe this method gives investors a better picture of what they will pay for their investment compared to previous investors and Company insiders than simply listing such transactions for the last 12 months.

	$10,000,000 Raise	$20,000,000 Raise	$30,000,000 Raise	$45,600,000 Raise (1)
Price per share	$1.60	$1.60	$1.60	$1.60
Shares issued	6,250,000	12,500,000	18,750,000	20,625,000
Capital raised	$10,000,000	$20,000,000	$30,000,000	$30,000,000
Less: Offering costs	$(1,130,000)	$(2,260,000)	$(3,390,000)	$(3,390,000)
Less: Sales by selling stockholders	$(3,000,000)	$(6,000,000)	$(9,000,000)	$(13,680,000)
Net offering proceeds to Company	$5,870,000	$11,740,000	$17,610,000	$12,930,000
Proceeds from option exercises(2)	$49,334,208	$49,334,208	$49,334,208	$49,334,208
Net tangible book value pre-financing (3)	$41,611,481	$41,611,481	$41,611,481	$41,611,481
Share issued and outstanding pre-financing(4)	1,269,016,813	1,269,016,813	1,269,016,813	1,269,016,813
Shares issued in financing from Company	6,250,000	12,500,000	18,750,000	20,625,000
Post financing shares issued and outstanding	1,275,266,813	1,281,516,813	1,287,766,813	1,289,641,813
Net tangible book value per share prior to offering	$0.03	$0.03	$0.03	$0.03
Increase/(decrease) per share attributable to new investors	$0.04	$0.05	$0.05	$0.05
Net tangible book value after offering	$0.08	$0.08	$0.08	$0.08
Dilution per share to new investors	$1.52	$1.52	$1.52	$1.52

(1)	Certain investors receive Bonus Shares of either 5%, 10%, 15% or 20%. Based on prior experience on average investors receive 10% Bonus Shares. Provided the Company sells $45,600,000 in this offering, and assuming the average investor receives 10% Bonus shares, the dilution to new investors will be $1.53 per share.

(2)	Assumes all options with an exercise price of less $1.60 are exercised. There are options for 53,609,254 shares of Common Stock at a weighted average exercise price of approximately $0.54 per share.

(3)	Net tangible book value is calculated as follows.

Total stockholders' equity at December 31, 2025	$56,646,530
Less: intangible assets	(15,035,049)
Equals tangible book value pre-financing	$41,611,481

(4)	Shares issued and outstanding pre-financing is calculated as follows.

Series A Preferred outstanding at December 31, 2025	185,440,880
Series T Preferred outstanding at December 31, 2025	9,642,080
Series Seed Preferred outstanding at December 31, 2025	204,772,940
Common stock outstanding at December 31, 2025	745,825,392
Options outstanding at December 31, 2025	123,335,521
1,269,016,813

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of that Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most companies until they are mature are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2025, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•	In June 2026, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round”, the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

Plan of Distribution

StartEngine and the selling stockholders are seeking to raise up to $38,000,000 in total through the sale of Common Stock, which represents the value of securities available to be offered as of the date of this Offering Circular.  Under Regulation A, the Company may only offer $75 million in securities during a rolling 12-month period. From time to time, we may seek to qualify additional shares.

On a “best efforts” basis, the Company is offering up to 199,950,000 shares of Common Stock, which includes a maximum of 3,325,000 shares of Common Stock eligible to be issued as Bonus Shares. On a “best efforts” basis, the selling stockholders are offering up to 8,550,000 shares of Common Stock, which includes up to a maximum of 1,425,000 shares of Common Stock eligible to be issued as Bonus Shares.

The minimum investment is $500.18 for the Common Stock.

The Company will use its existing website, www.startengine.com, to provide information with respect to the offering.

The Company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its startengine.com website. StartEngine is not currently selling the shares through commissioned sales agents or underwriters.

Bonus Shares; Discounted Price for Certain Investors

“Bonus Shares” are additional shares of Common Stock that are issued to investors purchasing shares in this offering for no additional monetary compensation, therefore those investors are effectively receiving a discount on the shares of Common Stock they purchase. Bonus Shares have identical rights, privileges and preferences to the shares of Common Stock purchased.

All investors in this offering are eligible to receive Bonus Shares equal to 10% of the shares they purchase if they:

•	Reserved shares of Common Stock during our Test the Waters period (prior to the qualification of this Offering Statement by the Securities and Exchange Commission); or

•	Are a member of our Venture Club*.

Investors may also receive Bonus Shares based on the amount they invest**:

•	Invest between $3,000 -- $4,999 and receive 5% Bonus Shares;

•	Invest between $5,000 -- $29,999 and receive 10% Bonus Shares; or

•	Invest $30,000 or more and receive 20% Bonus Shares.

Bonus Shares based on the amount of investment will be based on a single transaction and are not cumulative of multiple purchases. If an investor who is a member of our Venture Club or reserved shares during our Test the Waters period also qualifies for Bonus Shares based on the amount they invest, then the Bonus Shares are stackable; however, the maximum amount of Bonus Shares that an investor can receive in this offering is 20%.  For example, anyone who indicated interest in this offering on our website will receive a total of 110 shares for every shares they purchase in the offering; further, if that investor invested at least $5,000 in this offering, that individual will receive a total of 120 shares for every 100 shares they purchase in the offering. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

To the extent any Bonus Shares are issued, it will reduce the proceeds that the Company and selling stockholders receive. Of the 4,750,000 Bonus Shares available in this offering, 3,325,000 are being offered by the Company and 1,425,000 are being offered by the selling stockholders.

*The general public can become members of the StartEngine Venture Club on StartEngine's website for $275 per year. Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the StartEngine Venture Club Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Inc. will determine whether an investor qualifies as a StartEngine Venture Club member.

** Must be done in a single transaction.

Process of Subscribing

Prospective investors who submitted non-binding indications of interest during the “test the waters” period, will receive an automated message from us indicating that the offering is open for investment. You will be required to complete a subscription agreement in order to invest. Investors in Common Stock can only complete the subscription agreement on our website.

The subscription agreement must be delivered to us and funds for the subscribed amount must be delivered in accordance with the instructions stated in the subscription agreement. Investors will specify whether they will purchase shares via credit card, wire transfer, ACH transfer, through a StartEngine Primary LLC Brokerage Account, or by any combination of such methods. The Company estimates that processing fees for credit card subscriptions will be approximately 2.5% of total funds invested per transaction, although credit card processing fees may fluctuate. The Company estimates that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds.”

The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

The Company has entered into an Escrow Services Agreement with Bryn Mawr Trust Company (“Bryn Mawr” or the “Escrow Agent”). Bryn Mawr is a Delaware registered trust company that offers escrow services as well as an integrated technology platform for processing investment transactions. The Company has agreed to pay Bryn Mawr an escrow administration fee of $500 per year escrow account fee. The first year is non-refundable.

Investor funds will be held by the Escrow Agent pending closing or termination of the offering.  All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH transfer, credit card, through a StartEngine Primary LLC Brokerage Account, or by any combination of such methods to the escrow account established for this offering. The Company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Bryn Mawr is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Bryn Mawr’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this offering. All inquiries regarding this offering or escrow should be made directly to the Company.

In the event that the Company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Issuance of Shares

Information regarding the ownership of the Common Stock will be recorded with StartEngine Secure LLC, our stock transfer agent.

Forum Selection Provision

Section 6 of our Common Stock subscription agreement (which appears as an exhibit to the offering statement of which this Offering Circular forms a part) provides that any court of competent jurisdiction in the State of New York is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Jury Trial Waiver

Section 6 of our Common Stock subscription agreement (which appears as an exhibit to the offering statement of which this Offering Circular forms a part) provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Selling Stockholders

Certain stockholders of the Company intend to sell up to 30% shares of Common Stock in this offering, plus up to 20% Bonus Shares or up to $11,400,000 in gross proceeds in cash. The gross proceeds raised in this offering will be split as follows: 30% to the selling stockholders (on a pro-rata basis) and 70% to the Company. Selling stockholders will participate on a pro rata basis, which means that at each closing in which selling stockholders are participating, a stockholder will be able to sell its pro rata portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if the Company holds a closing for $1 million in gross proceeds, the Company will issue shares and receive gross proceeds of $700,000 while each of the selling stockholders will receive their Pro Rata Portion of the remaining $300,000 in gross proceeds and will transfer their shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s pro rata portion will be determined by rounding down to the nearest whole share.

Prior to the qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the Company and two employees of the Company as attorneys-in-fact, in which they direct the Company and either attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Selling Stockholder	Shares owned prior to Offering	Shares offered by Shares offered by selling stockholder (1)	Potential Bonus Shares (1)	Shares owned after the Offering (1)	Stockholder's Pro Rata Portion (6)
Aaron Broder (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
AC Ventures, LLC (3)	23,124,724	189,023.00	37,805.00	22,897,896	2.65%
Adam Gootnick (3)	495,172	4,048.00	810.00	490,314	0.06%
Alan & Sophie Alpert Trust Established August 19, 1991 (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
Ariel Gootnick (3)	495,172	4,048.00	810.00	490,314	0.06%
B&B Family Trust (6)	6,622,323	54,131.00	10,826.00	6,557,366	0.76%
BAM Venture Partners (A), L.P. (3)	1,168,349	9,550.00	1,910.00	1,156,889	0.13%
BAM Venture Partners, L.P. (3)	1,722,186	14,077.00	2,815.00	1,705,294	0.20%
Brian Klein	1,318,067	10,774.00	2,155.00	1,305,138	0.15%
Bristol Investment Fund, Ltd.	22,787,500	186,266.00	37,253.00	22,563,981	2.61%
Cameron Ehrlich (5)	1,170,840	9,571.00	1,914.00	1,159,355	0.13%
Christian Scranton (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
Connor Larkin (5)	16,191	132.00	26.00	16,033	0.00%
Daniel Gootnick (3)	495,172	4,048.00	810.00	490,314	0.06%
Gutenberg EG (3)	5,745,841	46,967.00	9,393.00	5,689,481	0.66%
Daniel Rosenthal	91,904	751.00	150.00	91,003	0.01%
David Zhang	1,777,789	14,532.00	2,906.00	1,760,351	0.20%
Doryn Fine (5)	3,417,945	27,938.00	5,588.00	3,384,419	0.39%
Epstein-McGowan 2010 Trust Agreement dated January 14, 2010 (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
Erick McKitterick (5)	3,352,435	27,403.00	5,481.00	3,319,551	0.39%
Ernie L. Brooks Generation Skipping Trust (3)	11,562,364	94,511.00	18,902.00	11,448,951	1.33%
Hannah Morgan Trust (3)	11,562,364	94,511.00	18,902.00	11,448,951	1.33%
Harrison Bert (2)	344,707	2,818.00	564.00	341,325	0.04%
Harrison Hodgin (2)	1,051,478	8,595.00	1,719.00	1,041,164	0.12%
Howard E. Marks Living Trust U/A Dtd 12/21/2001 (7)	209,815,368	1,715,041.00	343,010.00	207,757,317	24.07%
Hunter Strassman (2)	2,982,184	24,377.00	4,875.00	2,952,932	0.34%
Identity Intelligence Group, LLC (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
Iñaki Pedroarena-Leal	250,579	2,048.00	410.00	248,121	0.03%
Jackson Burbic (2)	403,986	3,302.00	660.00	400,024	0.05%
Jeremy Roll (3)	3,902,677	31,901.00	6,380.00	3,864,396	0.45%
Joe Mathews (5)	7,753,494	63,378.00	12,676.00	7,677,440	0.89%
Johanna Cronin (5)	29,704,702	242,808.00	48,562.00	29,413,332	3.41%
Jonathan Reyes (5)	5,914,776	48,348.00	9,670.00	5,856,758	0.68%
Jonathan Schiff (3)	11,562,364	94,511.00	18,902.00	11,448,951	1.33%
Josh Amster (5)	15,259,978	124,736.00	24,947.00	15,110,295	1.75%
Joshua Chu (5)	1,665,543	13,614.00	2,723.00	1,649,206	0.19%
Ken Gootnick (3)	10,076,787	82,368.00	16,474.00	9,977,945	1.16%
Klein Family Trust (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
Marine Family Trust (3)	11,562,364	94,511.00	18,902.00	11,448,951	1.33%
Marks Irrevocable Trust (7)	19,887,279	162,560.00	32,512.00	19,692,207	2.28%
Mary Frances Knight	2,542,493	20,782.00	4,156.00	2,517,555	0.29%
MHT Investments LLC (3)	11,562,364	94,511.00	18,902.00	11,448,951	1.33%
Equity Trust Company As Custodian FBO Eric Bunting # 1634283 (3)	1,702,437	13,916.00	2,783.00	1,685,738	0.20%
Rajewski Living Trust dated May 30, 2013 (6)	8,017,772	65,538.00	13,108.00	7,939,126	0.92%
Ryan Deslauriers (5)	5,497,294	44,935.00	8,987.00	5,443,372	0.63%
Ryan Kim	405,424	3,314.00	663.00	401,447	0.05%
The Zachary W. Schuler Revocable Living Trust Dated April 20, 2026 (3)	3,268,398	26,716.00	5,343.00	3,236,339	0.38%
The Leslie Schuler Revocable Living Trust Dated April 14, 2026 (3)	2,674,143	21,859.00	4,372.00	2,647,912	0.31%
SE Agoura Investment LLC (4)	185,056,957	1,512,667.00	302,533.00	183,241,757	21.23%
Steven Heinemann	1,318,068	10,774.00	2,155.00	1,305,139	0.15%
BlueFlame Diversified Digital Fund I, LP (5)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
Teddy Rounds (5)	1,637,177	13,382.00	2,676.00	1,621,119	0.19%
The Jonathan & Nancy Glaser Family Trust (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%
The Lee Miller Trust UA 09/05/2020 (2 and 3)	56,267,674	459,935.00	91,987.00	55,715,752	6.46%
Lee Miller, Trustee of the Miller Children’s Trust dated September 13, 2025 (3)	27,000,000	220,700.00	44,140.00	26,735,160	3.10%
The Ronald David Miller Trust UA 08/04/2020 (8)	83,267,674	680,635.00	136,127.00	82,450,912	9.55%
Upasna Javeri	346,854	2,835.00	567.00	343,452	0.04%
Victor Coleman (3)	5,781,171	47,256.00	9,451.00	5,724,464	0.66%

(1) Assumes maximum number of shares are sold in this offering and maximum number of Bonus Shares are issued. The maximum number of Bonus Shares available is 20%.

(2) Includes shares of Common Stock issuable upon exercise of vested options, including payment for such shares of Common Stock prior to any closing.

(3) Includes shares of Common Stock issuable upon conversion of Series Seed Preferred Shares on a 1-for-1 basis

(4) Includes shares of Common Stock issuable upon conversion of Series A Preferred Shares on a 1-for-1 basis.

(5) Includes shares of Common Stock issuable upon conversion of Series T Preferred Shares on a 1-for-1 basis.

(6) Includes shares of Common Stock issuable upon conversion of Series Seed Preferred Shares and Series A Shares on a 1-for-1 basis.

(7) Shares beneficially owned by Howard Marks.

(8) Shares beneficially owned by Ronald Miller.

(9) “Pro Rata Portion” represents that portion that a stockholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the stockholder divided by the total number of shares offered by all selling stockholders.

(10) The total number of shares owned by the selling stockholders prior to this offering represents 75% of the company’s capital stock, on a fully diluted basis, assuming all options are exercised, shares of Preferred Stock are converted to Common Stock.

USE OF PROCEEDS TO ISSUER

The Company estimates that if it sells the maximum amount of $38,000,000 from the sale of Common Stock, which represents the value of shares available to be offered as of the date of this Offering Circular out of the rolling 12-month maximum offering amount of $75 million, the net proceeds to the issuer in this offering will be approximately $26,005,000 after deducting the estimated offering expenses of approximately $595,000 (including payment to the escrow agent, marketing, legal and accounting professional fees and other expenses) and sales by selling stockholders.

The table below shows the net proceeds the Company would receive from this offering assuming an offering size of $10 million, $20 million, $30 million and $38 million (the remaining amount to be sold in this offering), and the intended use of those proceeds. There is no guarantee that we will be successful in selling any of the shares we are offering.

Amount raised	$10,000,000	$20,000,000	$30,000,000	$38,000,000
Offering expense	$595,000	$595,000	$595,000	$595,000
Sales by selling stockholders	$3,000,000	$6,000,000	$9,000,000	$11,400,000
Net proceeds to issuer	$6,405,000	$13,405,000	$20,405,000	$26,005,000
Marketing	$3,000,000	$6,000,000	$9,000,000	$15,000,000
Operations	$1,387,000	$2,000,000	$2,000,000	$2,000,000
Product Development	$580,500	$1,000,000	$1,000,000	$1,000,000
Cash Reserves	$1,437,500	$4,405,000	$8,405,000	$8,005,000

Marketing is our largest expected expenditure. Our marketing will use a lead-generation program designed to reach companies who are likely to want to raise capital and to offer them the ability to register on StartEngine to build crowdfunding offerings. Our marketing costs consist mainly of internal salaries for brand managers, lead generation associates, inside sales people and third party companies specialized in incoming lead conversion through telephone and emails. Also included are advertising costs on several types of media, including television, radio, podcasts and internet services such as Facebook and Google. These costs include engaging vendors such as advertising agencies and consultants.

Compliance operations expenditures are expected to grow significantly in the next twelve months. This mostly includes salaries for the internal compliance team. We expect to hire additional corporate counsel and compliance associates. These compliance personnel will assist with improving our existing compliance procedures as well as assist in the developing compliance procedures for our planned new services.

Product development is our third largest expected expenditure. This mostly includes salaries for the internal technology development team. We expect to hire additional software engineers, user experience specialists, user interface specialists and quality assurance engineers. These engineers will assist with improving our existing services as well as developing our planned new services.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interest of the Company.

The allocation of the net proceeds of the offering set forth above represents the Company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the Company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the Company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the Company’s operations (if any), business developments and the rate of the Company’s growth. The Company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the Company does not raise the entire amount it is seeking, then the Company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The Company does not have any committed sources of financing.

THE COMPANY’S BUSINESS

Business

StartEngine Crowdsourcing Inc. was incorporated in the State of Delaware on March 19, 2014. On May 8, 2014, the company changed its name to StartEngine Crowdfunding, Inc. On June 15, 2026, the company changed its name to StartEngine Inc.

StartEngine aims to democratize access to private market investing by enabling both accredited and non-accredited investors to invest in private companies through a single public platform. Today, StartEngine's primary revenue driver is StartEngine Private, through which accredited investors gain exposure to pre-IPO and late-stage private company shares.

StartEngine has operated since 2015 under Title IV of the JOBS Act, facilitating Regulation A offerings to both accredited and non-accredited investors, and under Title II of the JOBS Act, facilitating Rule 506(c) offerings under Regulation D for accredited investors. Since then, StartEngine has expanded operations through its subsidiaries with the aim of building a full-stack private markets ecosystem platform. Services include: (i) Regulation Crowdfunding services under Title III of the JOBS Act, (ii) broker-dealer services for Regulation A, Regulation CF and Regulation D offerings, (iii) trading on an alternative trading system, (iv) transfer agent services, (v) a platform for fine and whiskey as well as (vi) access to participate in StartEngine Private offerings.

StartEngine performs much of its work through its wholly owned subsidiaries. Its main six subsidiaries are described below:

•	StartEngine Primary LLC (“StartEngine Primary”), formed on October 12, 2017, a registered broker-dealer, approved to act as alternative trading system on April 16, 2020.
•	StartEngine Private Manager LLC (“StartEngine Private Manager”), formed on August 3, 2023 for the purpose of managing StartEngine Private offerings. StartEngine Private provides accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies.
•	StartEngine Secure LLC (“StartEngine Secure”), formed on December 12, 2017, it is a transfer agent registered with the SEC.
•	StartEngine Adviser LLC (“StartEngine Adviser”), formed on August 3, 2023 for the purpose of being the organizer and Exempt Reporting Adviser to all StartEngine Private offerings.
•	Vinovest, Inc. (“Vinovest”), acquired in March 2026, Vinovest is a platform for fine wines and whiskeys

Principal Products and Services

StartEngine Private

Provides accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies (the “underlying securities”) via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC. StartEngine Adviser LLC is an exempt reporting adviser under Rule 203(m)-1 under the Investment Advisers Act of 1940. The SE Funds sell their membership interests in offerings that are exempt from registration under Section 4(a)(2) of the Securities Act of 1933 and specifically Regulation D promulgated thereunder. Such offerings are marketed to accredited investors by the Company’s FINRA-member and SEC-registered broker-dealer subsidiary, StartEngine Primary LLC. The Company generates revenue to the extent it is able to sell underlying securities to an SE Fund. The Company treats the amount it receives for selling underlying securities as revenues, and the acquisition cost related such underlying securities as cost of revenues.  There are several factors that are used in pricing the securities of an SE Fund, including but not limited to:  the price (including transaction costs) the securities were purchased by the SE Fund’s affiliate, the time spent and costs involved by the SE Fund’s management team including those related to identifying, verifying, acquiring, and managing the investments, sales of the underlying securities  on the secondary market, as well as considerations are given for the illiquidity of private investments compared to publicly traded securities and investor interest in the SE Fund’s securities. The Company also believes that there is value added by allowing investors to have an economic interest in these companies with less hassle and smaller denominations than available in secondary markets.  Additionally, consideration is also given to broader economic and market conditions that might impact the valuation of private companies, such as industry trends, regulatory changes, and economic cycles.

Offerings

Depending on the type of offering being made, we currently operate as a technology platform connecting issuers and investors, and as a broker-dealer. We facilitate the following types of offerings that are exempt from registration under the Securities Act:

•	Regulation A Offerings: Through StartEngine Primary, our broker-dealer, we host Regulation A offerings on our platform. These companies are seeking to raise anywhere from $100,000 to $75 million and we provide an array of services, including acting as a broker-dealer, assisting with due diligence, custodial accounts and coordinating vendors.

•	Regulation Crowdfunding Offerings: Through StartEngine Primary, our broker-dealer, we host Regulation Crowdfunding offerings. Companies utilizing Regulation Crowdfunding are seeking to raise anywhere from $10,000 to $5 million, and we also provide an array of services permitted by Regulation Crowdfunding, including campaign page design services, marketing consulting services, assisting with due diligence, custodial accounts, and coordinating vendors.

StartEngine Primary

By adding broker-dealer services to the mix of our offerings, we are able to take a more active role in the promotion and sale of securities in Regulation A, Regulation Crowdfunding and Regulation D offerings hosted on our platforms. Further, we are able to facilitate the secondary trades on StartEngine Secondary, see (”StartEngine Secondary” below). StartEngine Primary received approval for a range of business lines to allow us to act as the broker-dealer for the private placements of securities (which includes securities sold under Regulation D), to effect transfers and sales on StartEngine Secondary, and to be able to receive referral fees and commissions for sales of securities. Further, to expand our services that we can offer our clients, we filed a continuing membership application with FINRA (“CMA”) to be a clearing or “carrying” broker-dealer so in addition to handling a client’s orders to buy and sell securities we can also maintain custody of a client’s securities and other assets (e.g. cash in their account). Our broker-dealer registration became effective in June 2019, and our CMA become a carrying broker-dealer was accepted at the end of September 2021.

Vinovest

Vinovest was acquired in March 2026. Vinovest platform for fine wine and whisky investment.  Vinovest uses data and industry expertise to source, authenticate, and store high-quality bottles in bonded warehouses. The platform handles portfolio management, insurance, and logistics, while investors can track performance over time and choose to sell or take delivery of their holdings. Vinovest has also developed relationships in the wine industry, allowing top wineries from around the world to reach the next generation of collectors and investors in the company’s network.

StartEngine Premium

For our Regulation Crowdfunding campaigns, we offer marketing services branded under the name “StartEngine Premium”. For an additional fee, our team will support companies with the design of their campaign pages, provide a designated account consultant to guide a company throughout the campaign creation process, and assist a company in developing a marketing strategy based on best practices and analytics from previous successful campaigns.

StartEngine Venture Club

The general public can become members of the StartEngine Venture Club program on StartEngine’s website for $275 per year. The Venture Club entitles members to 10% bonus shares on all investments they make in offerings on StartEngine where the issuer chooses to participate in the program. Issuers using our broker-dealer and funding portal services can choose to participate in our Venture Club program with respect to the offerings they are making under Regulation A or Regulation CF. Those issuers will grant bonus shares in their offerings to members of the StartEngine Venture Club program. The bonus shares are included in the offering statements filed with the SEC, and therefore offered and sold in reliance on Regulation A or Regulation CF, respectively.

StartEngine Secure

Through our wholly owned subsidiary, StartEngine Secure, we offer transfer agent services. These services include tracking each investor’s account information and the amount of securities purchased and date purchased. Our goal is to provide a seamless service to our client companies. Our intent is for our transfer agent to have agreements with our various entities to allow it to collect information on investors and their investments through an API (application programming interface). Therefore, when a company raises money on StartEngine, our transfer agent will be notified and sent the investor information and the investment details. The transfer agent will then capture this information into its redundant and secure database hosted in the cloud and encrypt for security purposes.

StartEngine Secondary

The goal of the StartEngine Secondary platform is to increase liquidity for shares sold in Regulation A, Regulation Crowdfunding and Regulation D offerings. We facilitate the transfer and sale of these shares by creating an alternative trading system (“ATS”) to allow for secondary trades. Sales of shares sold under Regulation A on the StartEngine platform are permitted to be quoted immediately, while holders of shares sold under Regulation Crowdfunding and Regulation D will need to wait one year in order to comply with the applicable transfer restrictions to participate on the platform. After receiving the requisite FINRA approval to operate as an ATS, StartEngine Primary launched its ATS, branded as “StartEngine Secondary” on May 18, 2020.

StartEngine Secondary has a limited operating history, and even though over 400 issuers have signed to be quoted on this platform, only twenty-five companies have been quoted on this platform to date, including the Company itself. Currently, for StartEngine Secondary, we generate revenues by charging trade commissions to the sellers of the shares and we intend to generate revenues by charging initial and annual quotation fees.

Support Services

Our Company is focused on our core competencies and therefore we surround ourselves with third party companies who help us accomplish our non-core tasks.

We rely on the following companies for outsourced services:

•	Bryn Mawr Trust Company: Escrow Services

•	Amazon AWS: Cloud hosting

•	Google Business: Cloud email and applications

Market

StartEngine Private and Regulation D Offerings

The Company provides accredited investors the opportunity to purchase membership interests in funds that own shares of venture capital backed, late-stage private companies (the “underlying securities”) via its StartEngine Private product offering. The offerings are made in reliance on Rule 506(c) of Regulation D. The Company does not currently have a value on the potential market size for our membership interests. However, in the 2025 Annual Report from the SEC Office of the Advocate for Small Business Capital Formation, the SEC estimated that approximately 13% of the US population qualifies as accredited. Additionally, we believe that the private equity and alternative investment markets are expected to grow significantly over the next several years.  Further, the Company believes that there is interest from accredited investors to have an economic interest in the underlying securities where they do not have an interest in investing directly themselves (e.g., they do not want to invest the high minimum amount often required for companies at this stage) and/or do not have the time, financial, legal, and/or technical expertise to source these investments.

Regulation D offerings include offerings conducted under Rule 506(b), Rule 506(c), and Rule 504. Our investor base generally consists of retail investors. According to the SEC, for the period from July 1, 2024 through June 30, 2025, the estimated size of the Regulation D market (excluding pooled funds) was:

•	Approximately $378 billion under Rule 506(b);
•	Approximately $24 billion under Rule 506(c); and
•	Approximately $300 million under Rule 504.

The vast majority of Regulation D capital raised occurred through Rule 506(b) offerings, which do not permit general solicitation and allow participation by certain non-accredited investors, subject to applicable requirements. We believe the significant size of the Regulation D market presents a substantial opportunity for online capital formation through Rule 506(c) offerings. We believe the growth potential of Rule 506(c) offerings is supported by the following factors:

•	Provides issuers with a relatively low-cost method of raising capital from accredited investors while permitting general solicitation.
•	Recent expansions to the definition of an “accredited investor” may increase the number of individuals eligible to participate in Rule 506(c) offerings.
•	Based on our experience, the cost to prepare a Rule 506(c) offering can be less than $10,000, making it an accessible capital-raising option for many issuers.

Regulation A

Amended Regulation A became effective June 19, 2015. According to the SEC, for the period from July 1, 2024 through June 30, 2025, the estimated size of the Regulation A market (excluding pooled funds) was $1.2 billion..

As of December 31, 2025, we have hosted 84 Regulation A offerings, which have raised a total of approximately $321 million on our platforms, not including five offerings for StartEngine itself and 33 offerings of series of companies managed by StartEngine Assets, LLC. We believe the market for Regulation A will continue to grow as more companies become aware of the ability to raise capital through crowdfunding platforms. Regulation A permits a maximum raise of $75 million each 12 months, therefore we believe this rule is well suited for small and midsize businesses. We experienced a significant increase in demand from 2021 to 2022, followed by a contraction from 2023 to 2024, and a modest increase in 2025. Excluding offerings for StartEngine itself and its affiliates, we have hosted 13 offerings in 2020, 17 offerings in 2021, 22 offerings in 2022, 13 offerings in 2023, 7 offerings in 2024 and 9 offerings in 2025. The number of offerings hosted is based on the year launched and do not include offerings for StartEngine itself and the offerings of series for StartEngine Collectibles Fund I LLC.

Regulation Crowdfunding

Since its launch on May 16, 2016, we estimate that as of December 31, 2025, 1,513 offerings have raised over $642 million on StartEngine through Regulation Crowdfunding. According to the SEC, for the period from July 1, 2024 through June 30, 2025, the estimated size of the Regulation Crowdfunding market (excluding pooled funds) was $235 million. .

We believe Regulation Crowdfunding will grow year over year as more startup companies become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option and market conditions improve. Demand increased between 2023 and 2024 and again between 2024 and 2025, following the Company’s mid-2024 strategy to reduce the number of clients after a higher intake earlier in 2024.

We are working to increase awareness of the benefits of Regulation Crowdfunding through a lead generation program that includes advertising on social media, email marketing and other marketing support. Our primary focus is start-ups; however, our outreach also includes companies further along in their development. We have and intend to continue educating the market through content we create and publish on our blog, as well as through contributions as guest authors on other widely read publications.

Transfer Agent

The exemptions provided by Regulation A and Regulation Crowdfunding include conditional exemptions from the registration requirements of the Securities Exchange Act of 1934. One of the conditions is that should the number of a Company’s security holders and/or the value of a Company’s assets exceed a certain threshold; a Company needs to use a registered transfer agent to avoid the requirement that the Company become a fully-registered Company with the SEC - an expensive proposition for many of these small companies. Therefore, the market for our transfer agent services includes all companies that have previously raised funds through Regulation A and Regulation Crowdfunding offerings. Currently, we mainly market our services to our current clients.

StartEngine Secondary

We believe that a portion of the owners of securities purchased under Regulation A, Regulation D and Regulation Crowdfunding will be interested in selling their securities to prospective buyers. There is no viable marketplace today for these securityholders to sell their securities unless the Company seeks a quotation on an over-the-counter marketplace. Companies who use Tier 1 of Regulation A or Regulation Crowdfunding do not qualify for quotation on the leading over-the-counter marketplace. Further even if a Company qualifies for that market, which would include issuers using Tier 2 of Regulation A, the quotation requirements are expensive. We believe StartEngine Secondary has the potential for success because there are limited trading forums for these securities.

Vinovest

Vinovest operates within the alternative investment and luxury asset markets, specifically targeting wine and whiskey as investable asset classes.

The global fine wine investment market has historically demonstrated low correlation with traditional equity markets, making it an attractive diversification vehicle for both retail and institutional investors. According to the Liv-ex Fine Wine 1000 index, fine wine has delivered consistent long-term returns, and the broader collectibles and passion asset market, which includes wine, whiskey, art, and other tangibles, is estimated to represent hundreds of billions of dollars globally.

The addressable market for Vinovest includes accredited and non-accredited investors seeking alternative assets, as well as wine enthusiasts looking to combine personal interest with portfolio diversification. Demand for alternative investments has grown meaningfully in recent years as investors seek to hedge against inflation and market volatility, and the democratization of access to wine investing through technology platforms has expanded the potential investor base well beyond traditional collectors and high-net-worth individuals.

We believe Vinovest is well-positioned to capitalize on growing consumer interest in tangible, inflation-resistant assets, particularly as awareness of wine and whiskey as investable commodities continues to increase among retail investors.

Registered User Base

As of June 11, 2026, we have approximately 1,786,000 registered users. Of these, approximately 432,400 have made investments on our platform. We determine registered users based on unique email addresses associated with active investor profiles. Because individuals may maintain multiple profiles or may no longer be active despite not deactivating their profiles, this metric is an estimate and may overstate the number of unique registered users. There is no fee associated with becoming a registered user. Of the users who have made investments, the average number of investments is approximately 2.30 and the amount per investment is approximately $1,280.

Through StartEngine Private over 2,600 accredited investors have participated in private company offerings, with an average investment of approximately $27,800. Since inception, StartEngine Private has facilitated investments across approximately 134 private companies, raising approximately $174 million in total through Rule 506(c) offerings. The average StartEngine Private investor has made approximately 2.36 investments on the platform.

Competition

Regulation Crowdfunding: we compete with other intermediaries, including brokers and funding portals such as WeFunder, Republic and MicroVentures.

Regulation A: we compete with other platforms, hosting services and broker-dealers. Some of our competitors include Dalmore, Dealmaker, Republic and Wefunder.

Offerings under Rule 506(c), or online offerings made under Regulation D (which includes non-solicited offerings): we compete with platforms such as AngelList, EquityNet, FundersClub and Fundable.

Transfer agent: we compete with transfer agents such as Computershare and VStock Transfer.

StartEngine Private: we compete with other companies such as Forge, EquityZen and MicroVentures.

Vinovest: we compete with specialized wine and spirits investment platforms such as Cult Wines, Vint, RareWine Invest, CultX, and Vinfolio, as well as broader alternative asset investment platforms that offer access to collectibles, art, private equity, and other non-traditional asset classes.

Strategy

Our Mission: Help entrepreneurs and investors achieve their dreams.

Our Strategy: We provide technology to allow the general public to invest in private companies at many different stages in the pre-IPO lifecycle.

Our Advantages

We believe the following factors differentiate our platform and position us for continued growth:

•	StartEngine is one of the leaders in the global crowdfunding
•	The Company was a first mover in the equity crowdfunding industry
•	We are active in crowdfunding legal and regulatory affairs.
•	We collaborate with third parties to establish industry-wide best practices and to improve the quality of listings.
•	We harness the power and wisdom of “The Crowd.”
•	We help companies build armies of committed, long-term brand ambassadors who, as investors, promote their companies to their friends, families and colleagues.
•	Our backend operating systems are highly efficient. Each function operates through documented procedures to ensure consistent, quality results.
•	We continue to evolve our platform and broaden investment opportunities for our users. Specifically, (i) StartEngine Private provides accredited and qualified investors access to venture capital-backed, late-stage private companies, and (ii) our acquisition of Vinovest expands the range of alternative asset classes available through our ecosystem.

Research and Development

StartEngine invested approximately $5,356,424 for the year ended December 31, 2025 and $7,796,521 for the year ended December 31, 2024 in research and development, product development, and maintenance.

Employees

As of June 10, 2026, we had 82 employees. We also work with a large number of contractors for user-experience design, security controls, and testing, services and marketing.

Regulation

Having platforms that host Regulation A, Regulation Crowdfunding and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary and our broker-dealer are members. Further, as a registered transfer agent, we are required to comply with a variety of state and federal securities laws and laws that govern transfer agents, as well as laws aimed at preventing fraud, tax evasion and money laundering

Our Broker-Dealer

Broker-Dealer Regulations

Our subsidiary, StartEngine Primary, is registered as a broker-dealer with the SEC and a member of FINRA. The registration process not only includes registering with the SEC, but also requires membership in a self-regulatory organization (in our case, we are a member of FINRA) and in the Securities Investor Protection Corporation (“SIPC”), compliance with state requirements and making sure that our associate persons satisfy all applicable qualification requirements.

SEC Requirements

Since StartEngine Primary became a broker-dealer, it has been required to comply with extensive SEC regulations with respect to its conduct and the processing of transactions. These include requirements related to conduct, financial responsibility, and other requirements such as those that relate to communications, anti-money laundering (AML) and ongoing internal controls and governance. In addition, StartEngine Primary has been approved to operate an alternative trading system for secondary trading of securities. StartEngine also need to comply with extensive SEC regulations with respect to its conduct and its execution and clearance of transactions.

FINRA Requirements

Since StartEngine Primary became a of FINRA as a broker-dealer, it has been subject to FINRA’s supervisory authority and is required to comply with FINRA’s rules and regulations. These rules and regulations include many similar requirements to those of the SEC, and in many cases are broader in scope and provide more specificity. FINRA also has rules regarding conduct, compliance and codes of procedure. For instance, FINRA members must comply with NASD’s Rules of Fair Practice, which broadly speaking requires broker-dealers to observe high standards of commercial honor and just and equitable principles of trade in conducting their business. There are also rules that relate to use of manipulative, deceptive or other fraudulent devices, suitability, payments to unregistered persons, know your customer, supervision of our employees and responsibilities related to associated persons, financial soundness, recordkeeping, maintaining procedures, arbitration for customer disputes, AML and submitting to ongoing supervision. We are also required to undertake due diligence investigations with respect to Regulation A and Regulation D offerings.

Conduct Requirements

In general, many of the rules that govern broker-dealers stem from antifraud provisions; these requirements are broad in scope and prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities. Specifically, the following rules apply:

•	Section 9(a) prohibits particular manipulative practices regarding securities registered on a national securities exchange.

•	Section 10(b) prohibits the use of “any manipulative or deceptive device or contrivance” in connection with the purchase or sale of any security.

•	Section 15(c)(1) prohibits broker-dealers from effecting transactions in, or inducing the purchase or sale of, any security by means of “any manipulative, deceptive or other fraudulent device” in over-the-counter markets

•	Section 15(c)(2) prohibits a broker-dealer from making fictitious quotes in over-the-counter markets

Antifraud specific requirements include those related to:

•	Duty of fair dealing (e.g., charging reasonable fees, promptness of executive orders, and disclosing specified material information as well as any conflict of interest);

•	Regulation Best Interest (e.g., a duty to act in the “best interests” of retail customer (defined as natural persons and their legal representatives), which includes certain disclosure and care obligation and compliance obligations as well as maintaining policies and procedures to minimize the effects, if any, of conflicts of interest);

•	Duty of best execution (e.g., a duty of execution requires that based on the circumstances requirement to find the most favorable terms for a customer;

•	Customer confirmation (e.g., at or before the completion of transaction certain information must be provided to customers, including specifics on the sale, the payment that the broker-dealer receives, etc.);

•	Disclosure of credit terms;

•	Restrictions on short sales;

•	Trading during an offering; and

•	Restrictions on insider trading.

Finally, broker-dealers are governed by requirements regulating employees and individuals associated with the broker-dealer.

Financial Responsibility Requirements

Financial responsibility and operations requirements include: net capital requirements, margin requirements, customer protection requirements (e.g., reserve account and segregation of customer assets), risk assessment requirements, financial reporting (including an independent audit), and recordkeeping requirements. The minimum net capital requirement for StartEngine Primary is $250,000. As a self-clearing broker-dealer StartEngine Primary is specifically obligated under net capital requirements to maintain a sufficient level of net capital to cover any open trades that fail to settle.

Anti-Money Laundering

The Bank Secrecy Act, as amended by the USA PATRIOT ACT of 2001 (the “BSA/USA PATRIOT Act”), requires broker-dealers to develop anti-money laundering (“AML”) programs to assist in the prevention and detection of money laundering and combating terrorism. Broker-dealers are also are subject to U.S. sanctions laws administered by the Office of Foreign Assets Control and are expected to have policies and procedures in place to comply with these laws.

Other Requirements

Broker-dealers are subject to a host of other rules and requirements including: mandatory arbitration, submitting for SEC and FINRA examinations, maintaining and reporting information on the broker-dealers affiliates (in our case, this includes the parent organization as well as the other subsidiaries), following electronic media and communication guidelines as well as maintaining an AML program.

Liability

Under our arrangements that do not use the services of our broker-dealer subsidiary, Section 12(a)(2) of the Securities Act, which applies to Regulation A, imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” or disseminate misleading statements. Currently, the information presented on our platform is driven by the issuers. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Broker-dealers are subject to heightened standards of liability. Not only do broker-dealers have potential liability under Section 12(a)(2) but we also are subject to liability under Rule 10b-5. Broker-dealers may also be subject to liability for failure to comply with SEC and FINRA requirements, including claims that we can be held liable for the behavior of our agents (control person liability), claims regarding unsuitable recommendations, violations of margin rules, breach of contract, common law claims of fraud and various claims under state laws.

Regulation S

Regulation S provides that the registration requirements of the Securities Act do not apply to offers and sales of securities that occur outside the United States. Regulation S is a safe harbor that specifies the conditions under which transactions will be deemed to occur outside the United States, including the imposition of “distribution compliance periods” during which securities may not be resold or transferred to “US persons”. The distribution compliance periods vary accordingly to whether the issuer of securities is a domestic or foreign company and whether or not the issuer’s securities are registered under the Exchange Act and subject to ongoing reporting obligations thereunder. The securities that we are most likely to host on our platform in Regulation S offerings are those of non-reporting US issuers, whose equity securities are subject to a one-year distribution compliance period, and whose non-equity securities are subject to a 40-day distribution compliance period. During the distribution compliance period, purchasers of the securities are required to certify that they are not US persons and agree to resell only to non-US persons. Securities professionals are required to deliver confirmations to buyers of securities stating that these resale restrictions apply to the buyers. Disclosure of these restrictions are also required to be made in selling materials and on the securities themselves. “US persons,” are defined in Regulation S, which includes natural persons resident in the United States, partnerships and companies organized under US law, estates and trusts of which administrators, executors or trustees are US persons, discretionary accounts held by a US fiduciary for US persons, non-discretionary accounts held for the benefit of US persons, and certain foreign partnerships and companies created by US persons. These conditions may require limiting access to campaign pages to non-U.S. based internet addresses.

Issuers that rely on Regulation S are still required to comply with the requirements of the jurisdiction in which their securities are sold.

Operation of ATS

The ATS must be operated by a broker-dealer. Our broker-dealer, StartEngine Primary, is governed by the rules regulating broker-dealer trading systems. Regulation ATS includes provisions that govern the operations an ATS such as those that relate to fees charged, fair access to the trading system, system requirements (capacity, integrity and security), display of orders and capacity to execute those orders, recordkeeping and reporting, and establishing procedures including related to confidentiality of trading information, among other things.

Operating an ATS, means that we also need to ensure compliance with relevant state laws, referred to as blue sky requirements. While states are preempted from regulating many facets of initial offerings (e.g., in Regulation A and Regulation Crowdfunding), secondary offerings, the type that will occur on our ATS, are not pre-empted under state laws. Therefore, even though a security may be freely tradeable under federal laws, our ATS and issuers will need to comply with the blue sky requirements as well.

Transfer Agent Regulations

As a registered transfer agent, we are required to comply with all applicable SEC rules, which predominantly includes the rules under Section 17A(c) of the Exchange Act. The requirements for transfer agents include:

•	minimum performance standards regarding tracking, recording and maintaining the official record of ownership of securities of a company and related recordkeeping and reporting rules;

•	timely and accurate creation of records for security holders; and

In addition, we must comply with various state corporate and securities laws as well as provisions of the Anti-Money Laundering (AML) regulations, Office of Foreign Assets Regulations (OFAC) and the Foreign Account Tax Compliance Act (FATCA).

Exempt Reporting Adviser

An exempt reporting adviser is an exemption from full registration with the SEC under the Investment Advisers Act of 1940, and specifically, we are the private fund adviser exemption, which is generally available to advisers that only manage private funds and have less than $150 million in assets under management.  As an ERA, our subsidiary not only has to make and initial and ongoing public filing Form ADV Part 1, but also has compliance requirements including, record keeping requirements, requirements with respect to material nonpublic information and compliance with the Advisers Act’s anti-fraud provisions. Currently, StartEngine Adviser LLC is the adviser for all the SE Funds.

Intellectual Property

We have a trademark for “StartEngine” in the United States. We do not own any patents; however, we have our own proprietary source code that we use in operating our platform. We also have a patent pending covering peer to peer trading.

Litigation

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. Except as described below, the Company is not currently involved in any material litigation or threatened litigation.

The Company was recently involved in an arbitration suit with an issuer whose offering was being conducted on the Company platform, StartEngine Capital. In 2021, the Company terminated the issuer’s offering and refunded investors for the amount previously raised prior to the termination. The issuer brought a claim against the Company for improperly relying on a recent SEC enforcement against a different crowdfunding portal in determining their course of action against the issuer. The Company and the issuer entered arbitration proceedings in July 2023. The matter was resolved on January 19, 2024 and payment of the settlement was resolved in March 2024. The settlement amount totaled $2.1 million of which the Company paid $200,000 with the remaining $1,900,000 covered by the Company’s liability insurance policy. The matter is now considered closed. The Company recuperated the $200,000 payment in February 2025.

Available Information and Reports to Security Holders

We are currently required to file annual, quarterly and current reports with the SEC, as well as proxy statements, information statements, and other information with the SEC. Our SEC filings will also be available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Our website address is http://www.startengine.com. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Offering Statement solely as an inactive textual reference. We make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports.

THE COMPANY’S PROPERTY

We do not own any significant property. We are currently working remotely. We a have a service agreement for our office space at 4100 W Alameda Ave., Suite 300, Burbank, CA 91505. It is a month-to-month agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited financial statements and related notes for the periods ended March 31, 2026 and March 31, 2025 and our audited financial statements and related notes for the fiscal years ending December 31, 2025 and 2024, included in this Offering Circular. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss certain factors that we believe could cause or contribute to these differences below and elsewhere in this Offering Circular.

In addition to our consolidated financial statements, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Our Company

StartEngine Inc. was incorporated on March 19, 2014 in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc., but changed its name on May 8, 2014 to StartEngine Crowdfunding Inc., and then again, to to its current name on June 15, 2026. The Company’s revenue-producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect. On June 10, 2019, our subsidiary, StartEngine Primary LLC, was approved for membership as a broker-dealer with FINRA. The Company’s subsidiary, StartEngine Adviser LLC filed as an exempt reporting advisor with the SEC on January 8, 2024.

Business and Trends

Business

We generate revenue through multiple products, services, and transaction-based offerings across our platform.

Regulation A offerings: Our broker-dealer subsidiary is permitted to charge commissions to the companies that raise funds on our platform. Regulation A offerings are subject to a commission ranging between 4% and 7% and usually include warrants to purchase shares of the Company or the securities that are the subject of the offering. The amount of commission is based on the risks and other factors associated with the offering.

StartEngine Primary: we charge commissions on Regulation D offerings hosted on our platform. During the periods covered in these financial statements we did not receive any Regulation D commissions.

Regulation Crowdfunding offerings: our funding portal subsidiary is permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% to 10% for Regulation Crowdfunding offerings on our platform.

We generate additional revenue from products and services, which include the following:

•	StartEngine Premium: A consulting package for Regulation Crowdfunding issuers priced at flat fee to help companies who raise capital with Regulation Crowdfunding.

•	StartEngine Secure : Transfer agent services. In Q2 2024, the Company shifted the Secure billing from annual invoices at fee per investor to tiered service annual contract for a flat fee billed monthly.

•	Amendment Fee: We charge fees for certain amendments we file on behalf of companies raising capital under Regulation Crowdfunding.

•	Bad Actor Fees: We charge fees to run the required bad actor checks for companies utilizing our services.

StartEngine Venture club : Our annual memberships for the StartEngine Venture Club bonus program are $275 per year.

StartEngine Secondary: We launched StartEngine Secondary on May 18, 2020 and generate revenues by charging trade commissions to the sellers of the shares. Through March 31, 2026, the Company and twenty-four additional companies have been quoted on this platform. Currently, for StartEngine Secondary, we generate revenues by charging trade commissions to the sellers of the shares and we intend to generate revenues by charging a 2.5% commission to the seller and 2.5% to the buyer.

•	SE Funds: In Q3 2023 the Company began providing accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC, an exempt reporting adviser. StartEngine generates revenue on sales to the SE funds, carried interest earned on profits of the funds, and annual management fees.

•	StartEngine Gold: StartEngine Gold launched in July 2025. This service provides dedicated crowdfunding marketing support and access to licensed registered representatives who engage with leads and investors within an issuer’s proprietary funnel to help facilitate additional investments in the offering, where appropriate at a flat monthly fee.

•	Vinovest: Through our acquisition of Vinovest, we generate revenue from the management, storage, insurance, authentication, and trading of alternative assets, including fine wine and spirits, providing an additional recurring revenue stream alongside our capital formation services.

Trend Information

We are operating in a relatively new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. We continue to innovate and introduce new products to include in our current mix as well as continuing to improve our current services such as providing liquidity for our investors and issuers.

As we are a financial services company, our business, results of operations, and reputation are directly affected by elements beyond our control, such as economic and political conditions including unemployment rates, inflation and tax and interest rates, financial market volatility (including related to tariffs), war and fears of war (including the recent conflict with Iran), outbreaks of disease, broad trends in business and finance, and changes in the markets in which such transactions occur (such as the bear markets that developed for equities in the second and third quarter of 2022), we might be disproportionately affected by declines in investor confidence caused by adverse economic conditions.

On August 6, 2023, the Company launched “StartEngine Private”, a venture to provide accredited investors the opportunity to purchase membership interests in series which own shares of VC backed, and generally late-stage private companies(the “underlying securities”). The Company treats the amount it receives for selling underlying securities as revenues, and the acquisition cost related to such underlying securities as cost of revenues. StartEngine Private is currently our largest source of revenue. While StartEngine Private offerings have been successful in 2025 and the Company expects that it will continue as its largest revenue source in foreseeable future, the Company has experienced an expected slowdown in revenue from this line of business due to limited availability of stock for purchase of in demand companies, and limited purchase slots available for each offering. In both Q1 2025 and Q2 2025, the underlying securities for the offering were of the world’s largest privately held companies. Since then, including during Q1 2026, many of the companies on the Platform were smaller and lesser known.  The Company continues to invest in this line of business and anticipate that expenses related to the purchases and sales of StartEngine Private securities will change in tandem with the revenue generated. Currently, the Company has 7 sales associates dedicated to selling investments in StartEngine Private offerings and will continue to evaluate necessary headcount as StartEngine Private grows.

As a Company, we are always reevaluating processes and procedures as it pertains to the success of the business. As such, the Company remains agile on changes in the market as well as the demand for services provided by the Crowdfunding industry. At the end of 2024, the Company determined that a reduction in workforce was necessary as the staffing required to support current issuer activity on the platform. This adjustment reflects the Company’s strategic focus on higher-growth business lines that require fewer personnel.

In 2024, the Company began hosting its new Regulation Crowdfunding issuances with the broker-dealer entity for regulatory and compliance reasons. As the legacy Regulation Crowdfunding raises complete their issuance, the remaining revenue from them will be booked to the current StartEngine Capital entity, which is not a broker-dealer. We expect that this transition to all Regulation A and Crowdfunding raises will be complete by the end of 2025. As of December 31, 2025, all of our current crowdfunding raises are conducted through our broker-dealer.

In March 2026, the Company acquired Vinovest, Inc., a leading platform for fine wine and whiskey investment. Vinovest uses data and industry expertise to source, authenticate, and facilitate the storage of high-quality bottles in bonded warehouses. The platform supports portfolio management, including coordinating insurance, and logistics, while investors can track performance over time and choose to sell or take delivery of their holdings. Vinovest has also developed relationships in the wine industry, allowing top wineries from around the world to reach the next generation of collectors and investors in the company’s network. The Company has onboarded 4 employees from Vinovest to StartEngine and has begun integrating systems and customer lists. Vinovest will continue to operate independently of the Company to offer products to investors.

Operating Results

Three Months Ended March 31, 2026 Compared with the Three Months Ended March 31, 2025

The following table summarizes the results of our operations for the three months ended March 31, 2026 (“Q1 2026”) as compared to the three months ended March 31, 2025 (“Q1 2025”) and includes Adjusted EBITDA. For discussion of Adjusted EBITDA and reconciliation to the most comparable U.S. GAAP financial measures, see “Non-U.S. GAAP Financial Measures” below.

	Three Months Ended March 31,
	2026	2025	$ Change
Revenues	$25,049,691	$30,364,357	$(5,314,666)

Cost of revenues	18,190,810	20,299,424	(2,108,614)

Gross profit	6,858,881	10,064,933	(3,206,052)

Operating expenses:
General and administrative	4,019,366	3,328,479	690,887
Sales and marketing	3,706,012	3,337,696	368,316
Research and development	1,418,463	1,399,602	18,861
Change in fair value of shares received for fees	442,030	298,945	143,085
Total operating expenses	9,585,871	8,364,722	1,221,149

Operating income (loss)	(2,726,990)	1,700,211	(4,427,201)

Other income (expense)
Other income (expense), net	513,820	25,580	488,240
Total other income (expense), net	513,820	25,580	488,240

Income (loss) before provision for income taxes	(2,213,170)	1,725,791	(3,938,961)

Taxes - Other	21,734	8,340	13,394

Net income (loss)	(2,234,904)	1,717,451	(3,952,355)
Less: net loss attributable to noncontrolling interest	—	—	—
Net Income (loss) attributable to stockholders	$(2,234,904)	$5,238,793	$(7,473,697)

Adjusted EBITDA	1,525,655	5,238,793	$(3,713,138)

Our revenues during the three months ended March 31 2026 were $25,049,691, compared to $30,364,357 for the three months ended March 31, 2025, which represented a decrease of $5,314,666 or 18%. The table below represents the major components of our revenues during the three month periods ended March 1, 2026 and 2025:

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2026	2025	$ Change
Regulation Crowdfunding platform fees	$1,968,122	$1,802,197	$165,925
Regulation A commissions	293,618	1,432,818	(1,139,200)
StartEngine Premium	138,000	813,895	(675,895)
StartEngine Secure	318,475	348,270	(29,795)
StartEngine Private	20,492,314	24,620,809	(4,128,495)
Venture Club revenue	1,381,762	1,343,208	38,554
Vinovest	272,241	—	272,241
Other service revenue	185,159	3,160	181,999

Total revenues	$25,049,691	$30,364,357	$(5,314,666)

The decrease in total revenues during the three months ended March 31, 2026 as compared to the same period in 2025 is primarily due to the decrease in StartEngine Private revenue of $4,128,495. The decrease in Private revenue is driven by less inventory for sale as well as declining interest in the Company’s current offerings. As such, the Company has begun taking measures to add new offerings and funds that will create higher interest in offerings for the remainder of 2026. There can be no assurance that these measure will be successful.

For the three months ended March 31, 2026, compared to the same period in 2025, the Company observed the following revenue trends across its other product lines:

•	Increase in Regulation Crowdfunding platform fees of $165,925: The increase in Regulation Crowdfunding platform fees was primarily driven by higher raise totals for issuers within the period. In 2026, the Company hosted raises of more successful issuers that had increased demand from issuers compared to 2025. In addition, the Company had more live raises in Q1 2026 compared to Q1 2025, which increased investment and revenue for the period.

•	Decrease in Regulation A commissions of $1,139,200: The decrease is due primarily to lower amounts raised in Regulation A offerings for its issuers. Regulation A revenue is more sensitive to revenue variance based on the limited number of Regulation A raises hosted on the platform, and as such will experience a higher rate of variance based on the success of these issuers.

•	Decrease in StartEngine Premium revenue of $675,895: The increase is due to several factors, including shift in payment strategy and fewer issuers utilizing the services.

•	Addition of Vinovest revenue of $272,241: The Company acquired Vinovest on March 17, 2026 and included revenue from acquisition date until the end of the period.

•	Increase in other service revenue of $181,999: The increase is due to the addition of the StartEngine Gold service line which began in 2025 and posted $182,500 of revenue within the period.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, certain software subscription fees that are required to provide services to our issuers, and for StartEngine Private acquisition costs related to underlying securities that it has sold to an SE Fund. Specifically, cost of revenues for StartEngine Private were $15,041,467 and $16,976,724 for the three months ended March 31, 2026 and 2025, respectively. Our total cost of revenues during the three months ended March 31, 2026 and 2025 was $18,190,810 and $20,299,424, respectively.  The decrease was primarily due to the decrease in StartEngine Private revenue for the quarter.

Operating Expenses

Our total operating expenses during the three months ended March 31, 2026 amounted to $9,585,871, which represented an increase of $1,221,149, or 15%, from the expenses in the same period in 2025. The decrease in operating expenses is primarily due to the following:

•	Increase in general and administrative expenses of $690,887: Primarily due to an increase in compensation for employees related to the success of the Company in 2025, as well as the increase in software expenses as the Company began utilizing artificial intelligence applications for increased efficiency, and finally increased legal costs as the Company began exploring opportunity to increase the scope of some of our current offerings.

•	Sales and marketing expenses increased by $368,316: Primarily due to higher headcount within the department which led to higher compensation and accrual for 2026 performance bonuses. Additionally, the Company increased market research and consulting cost as the Company worked towards reaching more potential investors in 2026.

•	Impairment in fair value of shares received for fees expense increased $143,085 for the period based on review of the underlying value of the stock held by the Company.

Other Expense (Income), net

Our other income, net during the three months ended March 31, 2026 amounted to $513,820, which represented a gain on sale from the Company’s owned portion of Private investments, cashback earned from our credit cards during the period as well as interest earned in the Company’s money-market accounts. During the same period in 2025 our other income, net was $25,580 which was also related to cashback earned.

Net Loss (Income)

Net loss attributable to stockholders totaled $2,234,904 for the three months ended March 31, 2026, an decrease of $3,952,355 compared to the net income attributable to shareholders of $1,717,451 recognized during the three months ended March 31, 2025.

Adjusted EBITDA

Adjusted EBITDA totaled $1,525,655 for the three months ended March 31, 2026, a decrease of $3,713,138 compared to $5,238,793 in Adjusted EBITDA during the three months ended March 31, 2025.

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

The following table summarizes the results of our operations for the fiscal year ended December 31, 2025 as compared to the fiscal year ended December 31, 2024 and includes Adjusted EBITDA. For discussion of Adjusted EBITDA and reconciliation to the most comparable U.S. GAAP financial measures, see “Non-U.S. GAAP Financial Measures” below.

	Year Ended December 31,
	2025	2024	$ Change
Revenues	$109,580,580	$48,625,508	$60,955,072
Cost of revenues	71,699,643	25,873,241	45,826,402
Gross profit	37,880,937	22,752,267	15,128,670
Operating expenses:
General and administrative	15,621,099	13,758,127	1,862,972
Sales and marketing	12,858,746	16,473,905	(3,615,159)
Research and development	5,356,424	7,796,521	(2,440,097)
Change in fair value of warrants received for fees	6,083	135,384	(129,301)
Change in fair value of shares received for fees	2,590,872	724,933	1,865,939
Total operating expenses	36,433,224	38,888,870	(2,455,646)
Operating income (loss)	1,447,713	(16,136,603)	17,584,316
Other income (expense)
Other income (expense), net	119,745	(400,055)	519,800
Total other income (expense), net	119,745	(400,055)	519,800
Income (loss) before provision for income taxes	1,567,458	(16,536,658)	18,104,116
Taxes - Other	94,606	—	94,606
Net income (loss)	1,472,852	(16,536,658)	18,009,510
Adjusted EBITDA	$14,040,204	$(1,812,901)	$15,853,105

Revenues

Our revenues during the fiscal year ended December 31, 2025 were $109,580,580, compared to $48,625,508 for the fiscal year ended December 31, 2024, which represented an increase of $60,955,072, or 125%. The table below represents the major components of our revenues during the year ended December 31, 2025 and 2024:

	Year Ended	Year Ended
	Ended December 31,	Ended December 31,
	2025	2024	$ Change
Regulation Crowdfunding platform fees	$10,562,073	$8,672,825	$1,889,248
Regulation A commissions	2,052,926	2,711,712	(658,786)
StartEngine Premium	2,971,335	2,455,425	515,910
StartEngine Secure	1,348,363	1,366,502	(18,139)
StartEngine Private	86,603,559	27,883,143	58,720,416
Venture Club (formerly OWNers Bonus) revenue	5,651,857	5,352,347	299,510
Other service revenue	390,467	183,554	206,913
Total revenues	$109,580,580	$48,625,508	$60,955,072

The increase in total revenues in year ended December 31, 2025 as compared to the same period in 2024 is primarily due to StartEngine Private. The growth in 2025 is primarily due to the Company acquiring the stock of some of the most coveted privately held stock in the market. The $86,603,559 represents closings on 41 StartEngine Private offerings, and the Company plans to continue growing this revenue source in the future, though growth of this revenue stream may be bound by factors such as limited availability of stock for purchase of in demand companies, and limited purchase slots available for each offering. The Company continues to look for avenues to explore growth of this revenue stream. Though this is a significant increase in revenues we note this is a lower margin product, see “Cost of Revenue” below.

Specifically, for the year ended December 31, 2025, compared to the same period in 2024, the Company observed the following revenue trends across its other product lines:

•	Increase in Regulation Crowdfunding platform fees of $8,672,825: The increase in Regulation Crowdfunding platform fees was primarily driven by higher raise totals for issuers within the period. In 2025, the Company hosted raises of more successful issuers that had increased demand from issuers compared to 2024.*

•	Decrease in Regulation A commissions of $2,711,712: The decrease is due primarily to lower amounts raised in Regulation A offerings for its issuers. Regulation A revenue is more sensitive to revenue variance based on the limited number of Regulation A raises hosted on the platform, and as such will experience a higher rate of variance based on the success of these issuers.

•	Increase in StartEngine Premium revenue of $2,455,425: The increase is due to several factors, including shift in payment strategy; more issuers utilizing the services; and price increases.

•	Increase in StartEngine Venture Club revenue of $5,352,347: This increase is primarily due to increased sales of Venture Club during 2025 as the Company adds greater focus towards growing this revenue source. Venture Club memberships are annual packages, see Note 2 – “Revenue Recognition” to the accompanying financial statements.

•	Increase in other service revenue of $183,554: The increase is due to the addition of the StartEngine Gold service line which began in 2025 and posted $357,500 of revenue within the period.

*Offerings can span multiple periods and the amount raised during a period is based on the amounts closed on during that period.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, certain software subscription fees that are required to provide services to our issuers, and for StartEngine Private acquisition costs related to underlying securities that it has sold to an SE Fund. Specifically, cost of revenues for StartEngine Private were $59,832,368 and $17,281,432 for year ended 2025 and 2024, respectively. Our total cost of revenues during the year ended December 31, 2025 and 2024 was $71,699,643 and $25,873,241, respectively. The increase was primarily due to the increase in price of the underlying securities for StartEngine Private in addition to increases in costs associated with selling StartEngine Private products such as sales commission.

Operating Expenses

The Company’s total operating expenses during the year ended December 31, 2025 amounted to $36,433,224, which represented a decrease of $2,455,646 or 6%, from the expenses in the same period in 2024. The decrease in operating expenses is primarily due to the following:

•	Increase in general and administrative expenses of $1,862,972: Primarily due to an increase in compensation for employees related to the success of the Company in 2025 as well as the increase in software expenses as the Company began utilizing artificial intelligence applications for increased efficiency, and finally increased legal costs as the Company began exploring opportunities for international offerings.

•	Sales and marketing expenses decreased by $3,615,159 for the year ended December 31, 2025: Primarily due to lower headcount within the department which led to lower compensation and accrual for 2025 performance bonuses. Additionally, the Company reduced advertising expense and market research cost as the Company focused on reducing expense in 2025.

•	Decrease in research and development expenses of $2,440,097: Due to decrease in employee payroll as the Company reduced headcount at the end of 2024 as the Company focused efforts on increasing productivity with AI and less headcount.

These decreases were partially offset by an increase in write down of shares received for fees by $1,865,939 as the Company had a larger write down of share expense in 2025 due to more write down of historically held stock.

Other Expense (Income), net

Our other income, net during the year ended December 31, 2025 amounted to $119,745, which represented cashback earned from our credit cards during the period as well as interest earned in the Company’s money-market accounts. During the same period in 2024 our other expense, net was $400,055 due to the sale of a real estate investment.

Net Income (Loss)

Net income totaled $1,472,852 for the year ended December 31, 2025, an increase of $18,009,510 compared to a net loss of $16,536,658 recognized during the year ended December 31, 2024.

Adjusted EBITDA

Adjusted EBITDA totaled $14,040,204 for the year ended December 31, 2025, an increase of $15,853,105 compared to adjusted EBITDA loss of $1,812,901 in Adjusted EBITDA during the year ended December 31, 2024.

Critical Accounting Policies

See Note 2 in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities; the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

A significant portion of the Company’s assets relate to investments in stock and previously warrants received as compensation from issuer companies undertaking Regulation Crowdfunding or Regulation A offerings. As described in Note 2, in the accompanying financial statements, stock and warrants require significant unobservable inputs, primarily related to the underlying stock price of the security received which may include marketability discounts. Warrants have further unobservable inputs related to the estimated life. In all cases, there were sales of stock to the public through Regulation Crowdfunding or Regulation A funding mechanism, but such sales are often not to the level that an active market existed or exists. Once the funding round is concluded it is difficult to ascertain the fair value of the issuer shares or the status of the issuer’s financial health, unless additional rounds of financing are undertaken in a public setting, or the issuer reports reliable and regular information publicly. Any change in the underlying shares would impact on the valuation of the related investments. Shares held are generally illiquid. Valuations require significant management judgment related to these unobservable inputs.

As many of the companies that undertaking Regulation Crowdfunding and Regulation A are considered emerging growth companies, require significant capital to maintain or commence operations, and often contain warnings regarding substantial doubt about the Company’s ability to continue as a going concern, it is reasonable to conclude that through the passage of time, a significant portion of the stock and warrants held by the Company will ultimately be deemed worthless, decline in value, or in the case of warrants, expire without exercise. Similar to traditional venture capital results, it is reasonable to conclude that only a small portion of each investment may ever increase in value.

Investments – Stock

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. Our accounting for investment in our customers stock depends on several factors, including the level of ownership, and power to control. We base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting. As the stock received from customers have no readily determinable fair values and generally represent small amounts of ownership in our customers, the Company accounts for this stock received using the cost method, less adjustments for impairment in accordance with ASC 321 10 35 2. During the year ended December 31, 2025 and 2024, the Company received stock with a cost of $1,854,519 and $2,429,556, respectively, as payment for fees. During the year ended December 31, 2025 and 2024, write down expense related to shares received amounted to $2,590,872 and $724,933, respectively. During the three months ended March 31, 2026 and 2025, the Company received stock with a cost of $220,179 and $609,121, respectively, as payment for fees. During the three months ended March 31, 2026 and 2025, write down expense related to shares received amounted to $442,030 and $298,945, respectively. The basis for writing down this stock is to evaluate if the issuer has performed a raise on the Company’s platform within the last year. If the Company has, the stock value is updated to the current issuance price. If there has not been a raise, the Company writes down the value of the shares by 33%. This has been deemed reasonable as the shares of privately traded illiquid stocks are difficult to price, and the Company has determined through research that a markdown of this amount is reasonable due to assumed loss in value based on no new raises being hosted.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the estimated fair value of the award and recognized as expense over the requisite service period, which is generally the vesting period. The Company grants equity awards with a four-year vesting schedule, consisting of a 12-month cliff under which 25% of the award vests upon the first anniversary of the grant date, and the remaining 75% vests ratably over the subsequent 36 months. The fair value of stock-based awards is estimated using the Black-Scholes option pricing model, which requires the use of subjective assumptions, including expected volatility, expected term, risk-free interest rate, and expected dividend yield. These assumptions involve significant management judgment and may differ from actual results. Accordingly, the Company recognizes stock-based compensation expense on a straight-line basis over the service period, adjusted for estimated forfeitures, and revises its estimates as necessary if actual forfeitures differ from initial expectations.

Collectibles

The Company records collectibles at cost in accordance with the Company’s policy. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we believe that we purchase these assets in arms-length transactions at fair value and such transactions are evidence of fair market value in the near term. For collectibles, over time, and as trends change and economic factors affect various markets for which we hold assets, the estimation of certain assets that do not trade in a regular market may be difficult to assess for fair value. Certain assets may be subject to market manipulation or overproduction that could affect the underlying value of like or similar items. The quality of authentication bodies may affect future valuation. If there are limited data points to assess fair value, especially for one-of-a-kind collectibles, we may not identify impairments in a timely manner. Many of the collectibles have value that is in the eye of the beholder. Accordingly, there is significant uncertainty to what these assets would be valued at in subsequent arms-length transactions.

Liquidity and Capital Resources

Statement of Cash Flows – Three months ended March 31, 2026 Compared with March 31, 2025

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Three Months Ended
	March 31,
	2026	2025	$ Change
Net cash provided by (used in) operating activities	$(2,351,559)	$5,884,277	$(8,235,836)
Net cash provided by investing activities	$3,525,206	$1,475,446	$2,049,760
Net cash provided by financing activities	$1,024,108	$680,271	$343,837

Cash used in operating activities for the three months ended March 31, 2026 was $2,351,559 as compared to cash provided by operating activities of $5,884,277 for the same period in 2025. This decrease was driven by a change from net income to net loss from Q1 2025 to Q1 2026, an increase in accounts receivable for the period ended March 31, 2026 compared to 2025 as well as a decrease in accrued liabilities in 2026 related to the Company paying accrued year-end performance bonuses.

Cash provided by investing activities for the three months ended March 31, 2026 was $3,525,206, as compared $1,475,446 in the same period in 2025. The increase was driven by the cash proceeds from the acquisition of Vinovest in March 2026.

Cash provided by financing activities for the three months ended March 31, 2026 was $1,024,108, as compared to cash provided by investing activities of $680,271 in the same period in 2025. This relates to our Regulation A raises during both these periods.

Statement of Cash Flows – Fiscal year ended December 31, 2025 Compared with December 31, 2024

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	Year Ended
	December 31,
	2025	2024	$ Change
Net cash provided by (used in) operating activities	$12,285,480	$(4,275,484)	$16,560,964
Net cash provided by investing activities	$1,467,604	$202,892	$1,264,712
Net cash provided by financing activities	$3,791,880	$2,258,591	$1,533,289

Our net income during the year ended December 31, 2025 was $1,472,852, as compared to a net loss of $16,536,658 during the year ended December 31, 2024.

Cash provided by operating activities for the year ended December 31, 2025 was $12,285,480 as compared to cash used by operating activities of $4,275,484 for the same period in 2024. The increase in cash provided by operating activities in 2025 was primarily due to the increase in net income as well as the increase of accounts receivable by $4,252,374 offset by the increase in the net purchase of Private assets by $9,029,436 from 2024 to 2025.

Cash received from investing activities for the year ended December 31, 2025 was $1,467,604 and $202,892 for the year ended December 31, 2025 and December 31, 2024, respectively. The increase due to the sale of the residential building formerly held by the Company for a cash inflow of $1,479,310.

Cash provided by financing activities was $3,791,880 and $2,258,591 for the year ended December 31, 2025 and December 31, 2024, respectively. The increase of cash inflow is primarily due to the increase in the net proceeds from sale of common stock of $947,331.

Balance Sheet

The following table summarizes our assets and liabilities as of March 31, 2026, December 31, 2025 and December 31, 2024:

	March 31,	December 31,	December 31,
	2026	2025	2024
Assets
Current assets:
Cash	$30,585,016	$28,387,261	$10,842,297
Marketable securities	1,856	1,856	1,856
Accounts receivable, net of allowance	1,847,100	1,108,093	2,848,880
Other current assets	1,248,404	929,326	1,032,932
Total current assets	33,682,376	30,426,536	14,725,965

Property and equipment, net	142,315	125,213	126,698
Investments - warrants	54,021	54,021	60,103
Investments - stock	8,921,144	9,142,997	10,327,834
Investments - Private	14,140,085	13,990,161	4,701,010
Investments - Collectibles	3,953,042	2,362,083	2,361,996
Investments - Real Estate	196,890	—	1,479,310
Due from related party	26,760,638	233,890	209,360
Intangible assets	—	15,035,049	18,463,620
Other assets	33,847	33,847	33,847
Total assets	$87,884,358	$71,403,797	$52,489,743

Liabilities
Current liabilities:
Accounts payable	$1,497,191	$990,993	$542,903
Accrued liabilities	10,355,379	10,196,824	6,725,780
Deferred revenue	3,757,788	3,569,450	2,880,316
Total current liabilities	15,610,358	14,757,267	10,148,999

Total liabilities	$15,610,358	$14,757,267	$10,148,999

Three months ended March 31, 2026 Compared with March 31, 2025

The Company’s current assets increased by $3,255,840 from December 31, 2025 to March 31, 2026. The increase was primarily driven by an increase in cash in the amount of $2,197,755, driven by the sale of additional StartEngine Private investments. Additionally, Accounts Receivable increased by $739,007 from December 31, 2025 to March 31, 2026.

The Company’s long-term assets increased by $13,224,721 from December 31, 2025 to March 31, 2026, primarily due to acquisition of Vinovest, Inc. for $14 million in Q1 2026, including an intangible asset of $12,653,239.

Current liabilities increased by $853,091 which is primarily due to the increase of accounts payable as of March 31, 2026.

Fiscal year ended December 31, 2025 Compared with December 31, 2024

The Company’s current assets increased by $15,700,571 from December 31, 2024 to December 31, 2025. The increase was primarily driven by an increase in cash of $17,544,964 offset by a corresponding decrease in accounts receivable by $1,740,787.

The Company’s long-term assets increased by $3,213,483 from December 31, 2024 to December 31, 2025. This was driven primarily by an increase in Private assets of $9,289,151 due to purchases of shares to sell in future offerings. This increase was offset by a $3,428,571 decrease in intangible assets from the purchase of SeedInvest assets less the amortization for the period as well as  $1,479,310 decrease in real estate investment as the Company sold its remaining membership of the building in 2025.

Current liabilities increased by $4,608,268 which is primarily due to an increase in accrued liabilities, specifically an increase in investor deposits of $558,393 as well as an increase of accrued liabilities of $697,105 related to year end commission and bonus payment. As the StartEngine Private business continues to scale, we expect these liabilities to be recurring for future periods. Additionally, deferred revenue increase by $689,134 due to the addition of the upfront fee deferrals of $15,000 per issuer.

Liquidity and Capital Resources

We do not currently have any significant loans or available credit facilities. As of March 31, 2026, the Company’s current assets were $33,682,376. To date, our activities have been funded from our revenues, investments from our founders, the previous sale of Series Seed Preferred Shares, Series A Preferred Shares, Series T Preferred Shares, and our Common Stock in our Regulation A and Regulation CF offerings.

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

The Company currently has no material commitments for capital expenditures.

We believe we have the cash, marketable securities through future fundraising rounds, other current assets available, revenues, and access to funding that will be sufficient to fund operations until the Company starts generating positive cash flows from normal operations.

Non-U.S. GAAP Financial Measures

We are presenting a non-GAAP financial measure “Adjusted EBITDA”, which is a measure adjusted for the impact of specified items and are not in accordance with GAAP.

We define Adjusted EBITDA as net income (loss) calculated in accordance with GAAP adjusted to exclude interest expense, interest income, income taxes, depreciation, and amortization, and stock based compensation. We present Adjusted EBITDA because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. We believe Adjusted EBITDA provides useful information to investors regarding our operational performance and our ability to generate cash flows. Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP financial measures presented by other companies.

The following table reconciles net income (loss), the most directly comparable U.S. GAAP measure, to Adjusted EBITDA for the periods presented:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Net Income (Loss)	$(2,234,904)	$1,717,451
Interest Income	(29,092)	(27)
Income Taxes	21,734	8,340
Depreciation and Amortization	929,658	861,949
Stock Based Compensation	2,838,267	2,651,080
Adjusted EBITDA	$1,525,663	$5,238,793

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024
Net Income (Loss)	$1,472,852	$(16,536,658)
Interest Income	(10,065)	(135)
Income Taxes	94,606	-
Depreciation and Amortization	3,441,762	3,443,874
Stock Based Compensation	9,041,049	11,280,018
Adjusted EBITDA	$14,040,204	$(1,812,901)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of July 15, 2026, our directors, executive officers and significant employees were as follows:

			Term of Office (if	Approximate hours
			indefinite, give date	per week (if
Name	Position	Age	appointed)	part-time)/full-time
Executive Officers:
Howard Marks	CEO	63	January 1, 2014, Indefinitely	Full-time
Johanna Cronin	Chief Marketing Officer	37	March 2014, Indefinitely	Full-time
Jonathan Reyes	Chief Compliance Officer	39	March 2020, Indefinitely	Full-time
Joshua Amster	Chief Revenue Officer	35	July 2016, Indefinitely	Full-time
Hunter Strassman	Chief Financial Officer	34	October 2021, Indefinitely	Full-time
Joseph Mathews	Chief Technology Officer	53	March 2019, Indefinitely	Full-time

Directors:
Howard Marks	Director	63	April 17, 2014, Indefinitely
Ronald Miller	Director and Chairman	63	April 17, 2014, Indefinitely

Significant Employees:
N/A

Howard Marks, Co-founder, CEO and Director

Howard Marks is one of our co-founders and has served as our CEO since January 1, 2017. From our founding in March 2014 until December 2016, Howard served as our Executive Chairman. Howard founded StartEngine, an unrelated entity, in November 2011 as a startup accelerator with the mission to help make Los Angeles a top tech entrepreneurial city. In March 2014, Howard and Ron Miller founded the Company as an equity crowdfunding platform. Howard was the founder and CEO of Acclaim Games, a publisher of online games now part of The Walt Disney company. Before Acclaim, Howard was the Chairman of Activision Studios from 1991 until 1997. As a former Board Member and Executive Vice-President of video-game giant Activision, he and a partner took control in 1991 and turned the ailing company into the $20 billion market cap video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry, selling millions of games. Howard is the 2015 “Treasure of Los Angeles” recipient, awarded for his work to transform Los Angeles into a leading technology city. Howard is a member of Mayor Eric Garcetti’s technology council. Howard has a Bachelor of Science in Computer Engineering from the University of Michigan. He is bilingual and is a triple national of the United States, United Kingdom, and France.

Ronald Miller, Co-founder and Executive Chairman

Ron Miller is the executive chairman and cofounder of StartEngine. Ron served as our CEO and a director since our founding in March 2014 until December 2016. On January 1, 2017, Ron became our executive chairman. He is also currently the founder of the Disability Group Inc., and has served as its CEO since 2004. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and market plan to help StartEngine establish a leadership place in the market.

Prior to StartEngine, Ron founded built and sold five companies through management buyouts, private equity, private investors, and public markets. He was also nominated as a four-time Inc. 500/5000 award recipient and was Ernst & Young entrepreneur of the year award finalist. As the executive chairman, Ron brings his deep experience as a leader and strategist to the Company.

Johanna Cronin, Chief Marketing Officer

Johanna Cronin is the Chief Marketing Officer at StartEngine and is the sole manager of our subsidiary StartEngine Assets LLC. She was the first employee and began working for StartEngine in 2014. Prior to that she served as an SEM analyst, managing paid media budgets and purchasing media placements for small businesses, for Dex Media, Inc. from March 2012 until March 2014. Johanna received her Bachelor of Arts from Northwestern University, where she was a psychology major with a Spanish minor.

Jonathan Reyes, Chief Compliance Officer

Jonathan Reyes has served as the Chief Compliance Officer at StartEngine Inc., StartEngine Capital, LLC, and StartEngine Primary LLC since December 2020. Before becoming Chief Compliance Officer, Jonathan was the first in-house attorney to work for StartEngine, serving in various roles on the compliance team dating back to May 2017. Jonathan received his Juris Doctorate and Masters in Business Administration from Pepperdine University, and received a fellowship certificate from Pepperdine’s Geoffrey H. Palmer Center for Entrepreneurship & the Law. Before that, Jonathan received his Bachelor of Science from Boston College where he was a triple major in Management and Leadership, Marketing, and Human Resource Management.

Joshua Amster, Chief Revenue Officer

Josh Amster is Chief Revenue Officer at StartEngine. He joined StartEngine in February of 2016. Before joining StartEngine, he worked alongside Allen Jebsen in business development and sales operations at AEG. He graduated from Middlebury College with a Bachelor of Arts in History. He holds his Series 7, 63, 79, and 24 certifications from FINRA.

Hunter Strassman, Chief Financial Officer

Hunter Strassman is Chief Financial Officer and is responsible for the finance and operations of StartEngine. Prior to joining StartEngine in April 2021, Hunter worked as the Director of Finance at AlphaFlow, a real estate asset management platform (November 2018 to April 2021). From July 2017 to November 2018, Hunter was the Senior Controller at Karbone Inc., a leading renewable energy brokerage. From January 2017 to July 2017, Hunter was the assistant controller at ACT Commodities. Hunter began his career at the public accounting firm Grant Thornton in their New York office, where he focused on hedge funds, private equity and fund of funds.

Hunter received his Bachelors in Accounting from Bentley University, and a Masters in Taxation from Baruch College. Hunter is a licensed CPA in the State of New York, is a member of the AICPA, and holds the Series 7, 63, 24 and 27 certifications from FINRA. He has also passed the CISA and CRISC exams administered by ISACA.

Joseph Mathews, Chief Technology Officer

Joe Mathews is Chief Technology Officer at StartEngine, and has been leading Engineering and Product teams. Joe started his engineering career with NIIT Technologies, followed by Microsoft Inc, after which he worked for a number of startups, including co-founding one. In May 2017, Joe worked as Director of Platform Engineering at Science37, and since July of 2018, he’s been enjoying his work at StartEngine.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

This section describes the material elements of the compensation awarded to, earned by, or paid to our Chief Executive Officer, Howard Marks, and our two most highly compensated executive officers (other than our Chief Executive Officer), Johanna Cronin, Chief

Marketing Officer, Joshua Amster, Chief Revenue Officer, and Hunter Strassman, Chief Financial Officer, for our fiscal year ended December 31, 2025.

							Nonqualified
						Nonequity	deferred
Name and				Stock	Option	incentive plan	compensation	All other
principal		Salary	Bonus	awards	awards	compensation	earnings	compensation	Total
position		($)	($)(1)	($)	($)(1)(2)(3)	($)	($)	($)	($)
Howard Marks, Chief Executive Officer	2025	$745,000	$1,075,000	$—	$294,075	$—	$—	$—	$2,114,075
	2024	$745,000	$745,000	$—	$1,288,200	$—	$—	$—	$2,778,200
Johanna Cronin, Chief Marketing Officer	2025	$400,000	$730,000	$—	$464,850	$—	$—	$—	$1,594,850
	2024	$300,000	$400,000	$—	$644,100	$—	$—	$—	$1,294,100
Hunter Strassman, Chief Financial Officer	2025	$300,000	$630,000	$—	$464,850	$—	$—	$—	$1,394,850
	2024	$300,000	$350,000	$—	$644,100	$—	$—	$—	$1,294,100

(1)	Options, if any, have been granted for fiscal year 2026 for the 2025 fiscal year.

(2)	Amounts reflect the aggregate grant date fair value of the options granted in 2025 and 2024, computed in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC 718). This amount does not reflect the actual economic value realized by the officer.

(3)	Options are subject to vesting with 25% vesting one year after date of grant and then 1/48 per month thereafter.

Principal Elements of Compensation

The compensation of the Company’s executive officers comprises of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of stock options, restricted stock awards, performance compensation awards and/or other applicable awards granted under the Company’s equity incentive plan (the “Equity Incentive Plan”) and any other equity plan that may be approved by the Board from time to time. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries will be reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Annual Bonuses

Annual bonuses may be awarded based on qualitative and quantitative performance standards and will reward performance of our executive officers individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry and may be based on measures such as stock price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance.

Equity Incentive Plan

The Equity Incentive Plan provides continual motivation for our officers, employees, consultants and directors to achieve our business and financial objectives and align their interests with the long-term interests of our stockholders. The purpose of our Equity Incentive Plan is to promote greater alignment of interests between employees and stockholders, and to support the achievement of our longer-term performance objectives, while providing a long term retention element.

2025 Equity Incentive Plan

The 2025 Equity Incentive Plan (the “2025 Plan”) was adopted by the Board April 15, 2025. The 2025 Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors, and advisors in the form of Stock Options, Stock Appreciation Rights (“SARs”), Stock Awards, Restricted Stock and Stock Units, and stock or cash-based bonuses, (each, an “award” and collectively, “awards”). The number of shares authorized for issuance under the 2025 Plan is 80,000,000.

The Amended and Restated 2015 Equity Incentive Plan is administered by our Board of Directors, or a committee appointed by the Board of Directors, which determines recipients and the number of shares subject to the awards, the exercise price and the vesting schedule. The term of stock options granted under the 2025 Plan cannot exceed ten years. As of December 31, 2025, the Plan had 30,375,940 shares of Common Stock reserved for issuance.

Amended and Restated 2015 Equity Incentive Plan

In May 2015, the Company established the 2015 Equity Incentive Plan which was approved by the Company’s Board and by stockholders in June 2015. The 2015 Equity Incentive Plan authorized the issuance of 600,000,000 shares of common stock. In December 2015, the 2015 Plan was amended to increase the number of shares authorized for issuance under the Plan from 20,000,000 to 40,600,000, further amended in September 2020 to increase the number of shares from 40,600,000 to 50,600,000, and then further amended in July 2021 to increase the number of shares under the plan on a post- split basis to 151,800,000 shares. The Company amended and restated the Plan in 2023 to increase the number of shares of Common Stock reserved for issuance by 80,000,000. As of March 18, 2023, there are 231,800,000 shares available under the plan. The Amended and Restated 2015 Equity Incentive Plan permits us to provide equity-based compensation in the form of stock options, restricted stock units, unrestricted stock and other stock bonus awards and performance compensation awards.

The Amended and Restated 2015 Equity Incentive Plan is administered by our Board of Directors, or a committee appointed by the Board of Directors, which determines recipients and the number of shares subject to the awards, the exercise price and the vesting schedule. The term of stock options granted under the Amended and Restated 2015 Equity Incentive Plan cannot exceed ten years. As of December 31, 2025, the Plan had 30,375,940 shares of Common Stock reserved for issuance.

Employment Agreements with Key Executives

We entered into an employment agreement Mr. Marks, our CEO, with an effective date of January 1, 2024. The agreement is for two years, and will automatically renew for an additional one year period, unless either party gives notice more than sixty days prior to the initial term date of the agreement or each renewal period. The agreement provides that Mr. Marks’ base salary will be $745,000. Mr. Marks is eligible to participate in all employee bonus plans of Company, if any. Mr. Marks is also entitled receive bonuses for 2025 fiscal year of 10% of his salary if the Company achieves positive EBITDA under $5 million, 50% of his base salary until $10M EBITDA and 100% of his salary if EBITDA is $10M. In 2025, Mr. Marks received 750,000 stock options exercisable at $1.38 per share and vesting over four (4) years. At this time, no options have been granted in 2026.

Compensation and Insider Participation

During 2025, the Company did not have a compensation committee or any other committee performing equivalent functions of a compensation committee. Howard Marks, our Chief Executive Officer, in his capacity as a director, participated in deliberations of the Board concerning executive officer compensation and was employed by the Company.

Director Compensation

There is currently no agreement or arrangement to pay any of our directors for their services as directors.

Outstanding Equity Awards at Fiscal Year-End

Option awards						Stock awards
									Equity	Equity incentive
				Equity incentive				Market	incentive	plan awards:
				plan awards:				value of	plan awards:	market
				number			Number	shares or	number of	or payout
		Number of	Number of	of securities			of shares	units of	unearned	value of
		securities	securities	underlying			or units	stock	shares, units or	unearned
		underlying	underlying	unexercised	Option		of stock	that have	other rights that	shares, units or
		unexercised	unexercised	unearned	exercise	Option	that have	not	have not	other rights that
	Grant	options - (#)	options - (#)	options	price	expiration	not vested	vested	vested	have not vested
Name	date	exercisable	unexercisable	(#)	($)	date	(#)	($)	(#)	($)
Howard Marks, Chief Executive Officer	1/13/2018	6,000,000	—	—	0.013	1/13/2028	—	—	—	—
	12/16/2020	6,000,000	—	—	0.217	12/16/2030	—	—	—	—
	1/1/2022	6,000,000	—	—	0.675	1/1/2032	—	—	—	—
	6/14/2024	784,722	—	1,215,278	1.380	6/14/2034	—	—	—	—
	6/13/2025	—	—	750,000	1.380	6/13/2030	—	—	—	—
Johanna Cronin, Chief Marketing Officer	6/15/2015	—	—	—	0.004	6/15/2025	—	—	—	—
	2/7/2017	—	—	—	0.005	6/15/2025	—	—	—	—
	1/13/2018	—	—	—	0.013	2/7/2027	—	—	—	—
	1/18/2018	—	—	—	0.013	1/13/2028	—	—	—	—
	4/23/2019	3,000,000	—	—	0.125	1/18/2028	—	—	—	—
	5/15/2019	1,500,000	—	—	0.125	4/23/2029	—	—	—	—
	1/2/2020	3,000,000	—	—	0.125	5/15/2029	—	—	—	—
	12/16/2020	1,500,000	—	—	0.217	1/2/2030	—	—	—	—
	1/1/2022	800,000	—	—	0.675	12/16/2030	—	—	—	—
	4/18/2023	686,111	—	313,889	1.250	1/1/2032	—	—	—	—
	6/14/2024	294,271	—	455,729	1.250	4/18/2033	—	—	—	—
	6/13/2025	—	—	750,000	1.250	6/13/2035	—	—	—	—
Hunter Strassman, Chief Financial Officer	4/19/2021	581,812	—	—	0.217	4/19/2031	—	—	—	—
	1/1/2022	800,000	—	—	0.675	1/1/2032	—	—	—	—
	4/18/2023	686,111	—	313,889	1.250	4/18/2033	—	—	—	—
	6/14/2024	294,271	—	455,729	1.250	6/14/2034	—	—	—	—
	6/14/2025	—	—	750,000	1.250	6/13/2035	—	—	—	—

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

For the years ended December 31, 2025 and 2024, no members of our board of directors received compensation in their capacity as directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table sets out certain information with respect to the beneficial ownership of the voting securities of the Company, as of July 15, 2026 for:

•	Each person who we know beneficially owns more than five percent of any class of our voting securities.
•	Each of our director and director nominees.
•	Each of our executive officers.
•	All of our directors, director nominees and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.

		Amount	Amount
		and	and
		nature of	nature of
	Name and address	beneficial	beneficial		Percent of
Title of class	of beneficial owner	ownership	ownership acquirable		Class (2)
Common Stock	Howard Marks (1)(4)	178,523,008	12,000,000	(5)	23.54%
			19,077,778	(6)	26.55	%(3)
Common Stock	The Ronald David Miller Trust U/A 08/04/2020 (Ron Miller) (1)	77,267,674	6,000,000	(5)	7.36%
			3,000,000	(6)	11.75	%(3)
Common Stock	SE Agoura Investment LLC (7)	2,090,777	182,966,180	(5)	0.41%
					19.66	%(3)
Common Stock	The Lee Miller Trust UA 09/05/2020 (Lee Miller) (8)	74,625,228	6,000,000	(5)	7.36%
			3,000,000	(6)	11.75	%(3)
Common Stock	All executive officers and directors as a group (7 members including Howard Marks and Ron Miller)(1)	202,247,657	18,000,000	(5)	36.20%
			19,574,997	(7)	30.13%
Preferred Stock	Howard Marks (4)	12,000,000			3.00%
Preferred Stock	The Ronald David Miller Trust U/A 08/04/2020 (Ron Miller)(1)	6,000,000			1.50%
Preferred Stock	SE Agoura Investment LLC (7)	182,966,180			45.75%
Preferred Stock	The Lee Miller Trust UA 09/05/2020 (Lee Miller)	6,000,000			1.50%

1.	Unless otherwise indicated, the address for each beneficial owner is c/o StartEngine Inc., 4100 W Alameda Ave., Suite 300, Burbank, California 91505.

2.	Based on 702,861,520 shares of Common Stock, 399,893,680 shares of Preferred Stock outstanding.

3.	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

4.	These shares are held by Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks) and does not include the 999,360 shares held by the Marks Irrevocable Trust for the benefit of Mr. Marks’ family.

5.	Shares acquirable through conversion of Preferred Stock.

6.	Shares acquirable through the exercise of stock options. The options were granted under the 2015 Equity Incentive Plan.

7.	SE Agoura Investment LLC is beneficially owned by Aubrey Chernick. The address for SE Agoura Investment LLC is 333 South Grand Avenue, Suite 1470, Los Angeles, CA 90071.

8.	57,269,392 shares held in Lee Miller Trust, 20,000,000 shares held in trust in which Lee Miller is the trustee.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company retained American Incline LLC (“American Incline”) for consulting services in 2025. Ronald Miller, one of our directors, is the sole owner of American Incline. The Company paid $119,829 to American Incline in 2025. In 2026, the Company began paying a monthly fee of $15,000 for consulting services.

The Company is currently owed $180,610 from StartEngine Collectibles LLC in relation to the fees associated with initiating and selling collectible assets since the inception of the fund. Additionally, the Company is owed $28,750 from StartEngine Loans, LLC in relation to legal fees for creating the entity.

The Company offers accredited investors the opportunity to purchase membership interests in investment vehicles known as “SE Funds”, which are Series LLCs of StartEngine Private LLC which hold single portfolio companies, and StartEngine Private Funds LLC which hold multiple portfolio companies, through its StartEngine Private product offering. These SE Funds invest in shares of venture capital-backed, late-stage private companies (“underlying securities”). The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC, both of which are affiliated entities under common control with the Company.

StartEngine Primary LLC, a wholly-owned, FINRA-member and SEC-registered broker-dealer subsidiary of the Company, markets offerings of SE Fund membership interests to accredited investors. These offerings are conducted pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. The Company generates revenue from the sale of underlying securities to SE Funds and recognizes such amounts as revenue.

The Company records the acquisition cost of these securities as cost of revenue. Accordingly, transactions between the Company and the SE Funds, including the sale of securities to such affiliated investment vehicles, constitute related party transactions.

The Company does not have any independent directors under the corporate governance rules of The Nasdaq Stock Market LLC (Nasdaq).

SECURITIES BEING OFFERED

General

StartEngine is offering Common Stock to investors in this offering.

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the Seventh Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of StartEngine’s capital stock, you should refer to our Seventh Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, Second Amended and Restated Investors’ Rights Agreement, and applicable provisions of the Delaware General Corporation Law.

StartEngine’s authorized capital stock consists of 1,500,000,000 shares of Common Stock, $0.00001 par value per share, and 519,000,000 shares of Preferred Stock, $0.00001 par value per share, of which 213,000,000 shares are designated as Series Seed Preferred Stock, 207,000,000 shares are designated as Series A Preferred Stock, and 99,000,000 shares that will be designated Series T Preferred Stock.

As of July 15, 2026, the outstanding shares of StartEngine included: 758,339,621 shares of Common Stock, 399,885,861 shares of Series Seed Preferred Stock, 185,440,880 shares of Series A Preferred Stock, and 9,642,080 shares of Series T Preferred Stock.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, unless a dividend is paid with respect to all outstanding shares of Preferred Stock in an amount equal or greater than the amount those holders would receive on an as-converted basis to Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of Preferred Stock, the holders of Common Stock and the holders of Preferred Stock (calculated on an as-converted to Common Stock basis) will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to Common Stock.

Forum Selection Provision

Section 6 of our Common Stock subscription agreement (which appears as an exhibit to the offering statement of which this Offering Circular forms a part) provides that any court of competent jurisdiction in the State of New York is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Jury Trial Waiver

Section 6 to our Common Stock subscription agreement, which is included as an exhibit to the offering statement of which this Offering Circular forms a part) provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Preferred Stock

We have authorized the issuance of three series of Preferred Stock, designated Series T Preferred Stock, Series Seed Preferred Stock and Series A Preferred Stock. The Series T Preferred Stock, Series Seed Preferred Stock and Series A Preferred Stock enjoy substantially similar rights, preferences, and privileges.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Such dividends are non-cumulative and no right shall accrue to holders of Preferred Stock for undeclared dividends. Unpaid and undeclared dividends shall not bear or accrue interest. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include any vote to:

•	enter into a transaction or series of related transactions involving a merger or consolidation, or sale, conveyance or disposal of all or substantially of the assets, unless the majority of the voting power in the surviving entity is substantially similar to that before the transaction with substantially the same rights, preferences, privileges and restrictions;

•	modify the rights preferences, privileges and restrictions so as to adversely affect the Preferred Stock;

•	increase the total number of authorized shares of Preferred Stock;

•	authorize or issue, or obligate to issue, any other equity security having a preferences over, or on a parity with the Preferred Stock with respect to dividends, liquidation, redemption or voting;

•	redeem, purchase or otherwise acquire any shares of Common Stock or Preferred Stock except as indicated, including the repurchase of shares from employees, directors and officers, and existing contractual rights;

•	declare or pay any dividend on the Common Stock, other than a dividend payable solely in Shares of Common Stock; and

•	amend the Certificate of Incorporation or Bylaws.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock and Series T Preferred Stock are entitled to liquidation preference superior Series Seed Preferred Stock. Collectively, holders of Preferred Stock are entitled to a liquidation preference superior to holders of Common Stock. Liquidation distributions will be first paid to holders of Series A Preferred Stock and Series T Preferred Stock, who will be paid ratably with each other in proportion to their liquidation preference. Holders of Series T Preferred Stock will receive an amount for each share equal to $0.14667 per share of Series T Preferred Stock, adjusted for any stock splits (other than the stock split in 2020), reverse stock splits, stock dividends, and similar recapitalization events (each a “Recapitalization Event”), plus all declared and unpaid dividends and holders of Series A Preferred Stock will receive an amount for each share equal to $0.02864 per share of Series A Preferred Stock, adjusted for any Recapitalization Event, plus all declared and unpaid dividends. The distributions will then go to holders of Series Seed Preferred Stock, who will receive an amount for each share equal to $0.00833 per share of Series Seed Preferred Stock, adjusted for any Recapitalization Event, plus all declared and unpaid dividends. Finally, distributions will be payable ratably to holders of Common Stock and Preferred Stock on an as-converted basis. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Series A Preferred Stock and Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Series A Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive, and then any remaining amounts to Series Seed Preferred Stock in proportion to the full preferential amounts which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock set forth in Section 3(d) of the Sixth Amended and Restated Certificate of Incorporation.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act where the per share offering price is at least the minimum share price (as adjusted for Recapitalization Events) and our aggregate proceeds are greater than or equal to $15,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. The “minimum share price” is $0.14317 for shares of Series Seed Preferred Stock and shares of Series A Preferred Stock and $0.14667 for shares of Series T Preferred Stock. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Drag Along Rights

Holders of Preferred Stock are subject to a drag-along provision, pursuant to which each holder of Preferred Stock agrees that, in the event that the Company’s Board, the holders of a majority of the Company’s voting stock vote, and the holders of a majority of Common Stock issued or issuable upon conversion of Preferred Shares vote in favor of a sale of the Company, then such holder of Preferred Stock and Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks), Marks Irrevocable Trust, and Miller Family Trust 1/2/96 (Ron Miller) and The Lee Miller Trust UA 09/05/2020 (Lee Miller) (each a “Key Holder”) will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required. The drag-along provision is set forth in the Amended and Restated Investors’ Rights Agreements for holders of Series A Preferred Stock and Series Seed Preferred Stock and in their respective subscription agreements for holders of Series T Preferred Stock.

Right of First Refusal, Participation and Tag Along Rights

Under the Amended and Restated Investors’ Rights Agreement (for holders of Series A Preferred Stock and Series Seed Preferred Stock) and under the Subscription Agreement (for holders of Series T Preferred Stock), holders of at least 300,000 shares of Preferred Stock (as adjusted for recapitalization events) at the time of the event are entitled to a right of first refusal if we propose to issue new shares of capital stock (subject to certain exceptions). Holders of Common Stock and holders of fewer than 300,000 shares of Preferred Stock do not enjoy such rights. All holders of Series A Preferred Stock and Series Seed Preferred Stock are entitled to tag along rights if any Key Holder proposes to sell any of their respective holdings. All holders of Preferred Stock are entitled to participation rights in certain future offerings.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We are currently required to file and make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports. Our website address is http://www.startengine.com. Information contained on the website does not constitute part of our Offering Circular. We have included our website address in this Offering Circular solely as an inactive textual reference.

Our SEC filings will also be available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

If this offering extends beyond 12 months from qualification, at least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the Company’s recent financial statements.

STARTENGINE INC. (F/K/A STARTENGINE CROWDFUNDING, INC.)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2026	2025
Assets
Current assets:
Cash	$30,585,016	$28,387,261
Marketable securities	1,856	1,856
Accounts receivable, net of allowance	1,847,100	1,108,093
Other current assets	1,248,404	929,326
Total current assets	33,682,376	30,426,536

Property and equipment, net	142,315	125,213
Investments - warrants	54,021	54,021
Investments - Stock	8,921,144	9,142,997
Investments - Private	14,140,085	13,990,161
Investments - Collectibles	3,953,042	2,362,083
Due from related party	196,890	233,890
Intangible assets, net	26,760,638	15,035,049
Other assets	33,847	33,847
Total assets	$87,884,358	$71,403,797

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,497,191	$990,993
Accrued liabilities	10,355,379	10,196,824
Deferred revenue	3,757,788	3,569,450
Total current liabilities	15,610,358	14,757,267

Total liabilities	15,610,358	14,757,267

Commitments and contingencies (Note 6)

Stockholders’ equity:
Series A Preferred Stock, par value $0.00001, 207,000,000 shares authorized, 185,440,880 and 185,440,880 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectfully, liquidation preference of $5,310,409 and $5,310,409 at March 31, 2026 and December 31, 2025, respectively.	5,286,667	5,286,667
Series T Preferred Stock, par value $0.00001, 99,000,000 shares authorized, 9,642,080 and 9,642,080 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively, liquidation preference of $1,414,486 and $1,414,486 at March 31, 2026 and December 31, 2025, respectively.	983,634	983,634
Series Seed Preferred Stock, par value $0.00001, 213,000,000 shares authorized, 204,772,940 and 204,810,720 and shares issued and outstanding at March 31, 2026 and December 31, 2025, respectfully, liquidation preference of $1,707,675 and $1,707,990 at March 31, 2026 and December 31, 2025, respectively.	1,706,441	1,706,441
Common stock, par value $0.00001, 1,580,000,000 shares authorized, 758,266,544 and 702,861,520 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively.	7,582	7,457
Additional paid-in capital	126,239,067	108,376,818
Noncontrolling interest	(13,251)	(13,251)
Accumulated deficit	(61,936,140)	(59,701,236)
Total stockholders’ equity	72,274,000	56,646,530
Total liabilities and stockholders’ equity	$87,884,358	$71,403,797

See accompanying notes to unaudited condensed consolidated financial statements

F-1

STARTENGINE INC. (F/K/A STARTENGINE CROWDFUNDING, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Revenues	$25,049,691	$30,364,357

Cost of revenues	18,190,810	20,299,424

Gross profit	6,858,881	10,064,933

Operating expenses:
General and administrative	4,019,366	3,328,479
Sales and marketing	3,706,012	3,337,696
Research and development	1,418,463	1,399,602
Impairment of shares received for fees	442,030	298,945
Total operating expenses	9,585,871	8,364,722

Operating income (loss)	(2,726,990)	1,700,211

Other income (expense)
Other income (expense), net	513,820	25,580
Total other income (expense), net	513,820	25,580

Income (loss) before provision for income taxes	(2,213,170)	1,725,791

Taxes - Other	21,734	8,340

Net income (loss)	$(2,234,904)	$1,717,451

Weighted average earnings per share - basic	$(0.00)	$0.00
Weighted average shares outstanding - basic	731,535,873	699,704,280

Weighted average earnings per share - diluted	$(0.00)	$0.00
Weighted average shares outstanding - diluted	731,535,873	1,220,554,430

See accompanying notes to unaudited condensed consolidated financial statements

F-2

STARTENGINE INC. (F/K/A STARTENGINE CROWDFUNDING, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(Unaudited)

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional	Noncontrolling	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Interest	Deficit	Total
Balance at December 31, 2024	185,440,880	$5,286,667	9,642,080	$983,634	204,810,720	$1,706,756	702,861,520	$7,028	$95,543,998	$(13,251)	$(61,174,088)	$42,340,744
Sale of Common Stock	—	—	—	—	—	—	1,922,194	19	2,125,007	—	—	2,125,026
Offering Costs	—	—	—	—	—	—	—	—	(1,444,755)	—	—	(1,444,755)
Stock compensation expense	—	—	—	—	—	—	—	—	2,651,080	—	—	2,651,080
Net income	—	—	—	—	—	—	—	—	—	—	1,717,451	1,717,451
Balance at March 31, 2025	185,440,880	5,286,667	9,642,080	983,634	204,810,720	1,706,756	704,783,714	7,047	98,875,330	(13,251)	(59,456,637)	47,389,546

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional	Noncontrolling	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Interest	Deficit	Total
Balance at December 31, 2025	185,440,880	$5,286,667	9,642,080	$983,634	204,772,940	$1,706,441	745,825,392	$7,457	$108,376,818	$(13,251)	$(59,701,236)	$56,646,530
Sale of common Stock	—	—	—	—	—	—	3,653,075	37	5,117,792	—	—	5,117,829
Vinovest acquisition	—	—	—	—	—	—	8,750,000	88	13,999,912	—	—	14,000,000
Exercise of stock options	—	—	—	—	—	—	38,077	—	8,250	—	—	8,250
Offering Costs	—	—	—	—	—	—	—	—	(4,101,971)	—	—	(4,101,971)
Stock compensation expense	—	—	—	—	—	—	—	—	2,838,266	—	—	2,838,266
Net loss	—	—	—	—	—	—	—	—	—	—	(2,234,904)	(2,234,904)
Balance at March 31, 2026	185,440,880	5,286,667	9,642,080	983,634	204,772,940	1,706,441	758,266,544	7,582	126,239,067	(13,251)	(61,936,140)	72,274,000

See accompanying notes to unaudited condensed consolidated financial statements

F-3

STARTENGINE INC. (F/K/A STARTENGINE CROWDFUNDING, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$(2,234,904)	$1,717,451
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,078	4,806
Amortization	928,580	857,143
Bad debt expense	24,100	100,942
Fair value of investments - other received for fees	(220,177)	(609,121)
Impairment of investments - other received for fees	442,030	298,945
Stock-based compensation	2,838,266	2,651,080
Changes in operating assets and liabilities:
Accounts receivable	(714,428)	690,280
Other current assets	213,902	528,004
StartEngine Private stock purchases	(17,668,150)	(16,794,014)
Proceeds from sale of StartEngine Private stock	17,518,226	17,130,205
Purchase of investments- collectibles	(462,101)	—
Due from related parties	37,000	—
Accounts payable	(178,218)	240,005
Accrued liabilities	(3,065,101)	(1,260,830)
Deferred revenue	188,338	329,381
Net cash provided by (used in) operating activities	(2,351,559)	5,884,277

Cash flows from investing activities:
Cash proceeds from Vinovest	3,536,944	—
Purchase of property and equipment	(11,738)	(3,864)
Proceeds from sale of real estate	—	1,479,310
Net cash provided by investing activities	3,525,206	1,475,446

Cash flows from financing activities:
Proceeds from sale of common stock	5,117,829	2,125,026
Offering costs	(4,101,971)	(1,444,755)
Proceeds from exercise of employee stock options	8,250	—
Net cash provided by financing activities	1,024,108	680,271

Increase (decrease) in cash and restricted cash	2,197,755	8,039,994
Cash and restricted cash, beginning of period	28,387,261	10,842,297
Cash and restricted cash, end of period	$30,585,016	$18,882,291

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$21,734	$8,340
Non Cash Investing & Financing Activities
Purchase of Vinovest, Inc., net of cash received	$14,000,000	$—

See accompanying notes to unaudited condensed consolidated financial statements

F-4

STARTENGINE INC. (F/K/A STARTENGINE CROWDFUNDING, INC.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

StartEngine Inc. (f/k/a StartEngine Crowdfunding, Inc.) (the “Company”) was formed on March 19, 2014 in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The Company’s headquarters are located in Burbank, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Assets LLC, StartEngine Primary LLC, StartEngine Private Manager LLC, StartEngine Inc., S.A. StartEngine and StartEngine Adviser LLC. StartEngine Capital LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Assets LLC was formed in 2020 to buy, hold and manage assets in various asset classes such as real estate, automobiles, luxury goods and royalty-producing intangible assets. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. On April 16, 2020, StartEngine Primary LLC received approval to operate as an alternative trading system. Since 2023, the Company has been providing accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC, an exempt reporting adviser. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years. On March 17, 2026, the Company acquired Vinovest, Inc. a premium wine and whisky investment platform, and was paid for by issuing 8,750,000 shares of StartEngine common stock at $1.60 per share valuation for a total value of $14 million.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act, which created new rules for Regulation A, and increased since then with the start of Regulation Crowdfunding under Title III of the JOBS Act.

The Company has unrestricted cash and cash equivalents of approximately $26.8 million, which its management believes will cover operating expenses for the foreseeable future. The Company’s management believes that there is no substantial doubt about the Company’s ability to continue as a going concern at this time as the Company has experienced a large cash inflow, primarily from StartEngine Private revenue.

On May 6, 2024, StartEngine Crowdfunding Inc. split its designated “Common Stock” and “Preferred Stock” on a 20 for 1 basis. The total number of shares of Common Stock that the Company is authorized to issue was increased to 1,500,000,000 shares after the split. The total number of shares of Preferred Stock that the Company is authorized to issue was increased to 519,000,000 after the split. Accordingly, all share and per share amounts for all periods presented in the condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

The Company’s 2025 Equity Incentive Plan became effective on June 4, 2025, authorizing up to 80,000,000 additional shares of Common Stock for issuance.

F-5

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in this quarterly report on Form 10-Q should be read in conjunction with the condensed consolidated financial statements and accompanying notes included in the Annual Report on Form 10-K for the year ended December 31, 2025. The condensed consolidated balance sheet as of December 31, 2025 included herein was derived from the audited financial statements as of that date but does not include all disclosures including notes required by GAAP. The condensed consolidated financial statements include the accounts of StartEngine Inc. (f/k/a StartEngine Crowdfunding, Inc.), its subsidiaries where we have controlling financial interests, and any variable interest entities for which we are deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated. The accompanying condensed consolidated financial statements reflect all normal recurring adjustments that are necessary to present fairly the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year ending December 31, 2026.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of StartEngine Inc. (f/k/a StartEngine Crowdfunding, Inc.)’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Primary LLC, StartEngine Assets LLC StartEngine Adviser LLC, StartEngine Private Manager LLC and Vinovest Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the allocation of assets acquired, value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Restricted Cash

Cash of $3,762,066 has been segregated in to special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934. The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows:

Cash and cash equivalents	$26,822,950
Cash segregated under federal and other regulations	3,762,066
$30,585,016

Investment Securities

Marketable Securities

Our marketable securities consist of common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported as a component of other comprehensive income, net in the accompanying condensed consolidated statements of operations.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

F-6

Investments – Warrant Assets

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks, nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our condensed consolidated balance sheet at the time they are obtained and remeasured each reporting period.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date to fair value of warrants will be recognized as increases or decreases to investments on our condensed consolidated balance sheets and as a component of operating expenses on our condensed consolidated statements of operations.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to marketable securities or non-marketable securities, as described below, on the condensed consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as marketable securities (provided they do not have a significant restriction from sale). The shares in private companies without an active trading market are classified as non-marketable securities.

Investments - Stock

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. Our accounting for investment our customers stock depends on several factors, including the level of ownership, and power to control. We base our accounting for such securities on: (i) whether the issuer have made an offering in the current year, (ii) if so, the valuation of the stock in the offering, and (iii) if not, the Company will write down the stock value at a flat 33% rate. As the stock received from customers have no readily determinable fair values and generally represent small amounts of ownership in our customers, the Company accounts for this stock received using the cost method, plus adjustments for gross up, less write downs in accordance with ASC 321-10-35-2. During the three months ended March 31, 2026 and 2025, the Company received stock with a cost of $220,179 and $609,121 respectively, as payment for fees. During the three months ended March 31, 2026 and 2025, impairment expense related to shares received amounted to $442,030 and $298,945 respectively.

Investments – Private

The Company purchases shares of venture capital backed, late-stage private companies and records the purchases at cost. The cost of the underlying asset includes the purchase price, and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, investigation, and acquisition of the underlying securities. The Company purchases the private company shares either directly or through other special purpose vehicles and after a certain period of time sells its investment to an SE Fund.  Each time the company sells shares to the SE Funds, it reduces its holdings by the cost basis of the sale.

F-7

Below is a breakdown of the StartEngine Private assets held by industry at the end of the reporting period, each of these investments are small minority stakes in the underlying companies.

Industry	March 31, 2026	December 31, 2025
AI Chips	$545,009	$1,689,039
Sales Technology	332,090	113,200
AI Software	11,120,318	8,797,502
Software Development	20,174	20,174
Medical Technology	47,830	134,884
Blockchain Technology	298,620	57,200
Rare Earth Materials	375,375	375,375
Advanced Materials	77,849	215,180
Banking	356,138	-
AI Vehicles	-	143,187
Defense Technology	125,998	298,254
Prediction Markets	311,728	843,750
Robotics	441,893	270,509
Space Technology	87,063	1,031,907
Total	$14,140,085	$13,990,161

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2026. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Marketable securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets.

Non-Fungible Token (“NFT”): Blockchain based collectible images that are valued based on quoted prices in active markets.

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

F-8

Level 3

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants, the fair value of the underlying stock is an unobservable input consistent with Investment - stocks noted above. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

Investments – stock: Fair value measurements of stocks of private portfolio companies are prices based on a combination of issuer activity and the price of new issuances. The Company, on an annual basis, will review any new offerings from issuers and compare the offering price of the stock in the new issuance compared to the original value of the stock held. The Company will mark the held stock to the new stock price and adjust the carrying value accordingly. If an issuer has not made an offering in the year in review, the company will apply a flat 33% write down to the stock carrying value as a means of estimating the volatility and illiquidity of a privately held stock.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value as of March 31, 2026:

	Level 1	Level 2	Level 3	Total
Marketable securities	—	1,856	—	1,856
Investment - warrants	—	—	54,021	54,021
Investment - stock	50,623	—	8,870,521	8,921,144
Non-Fungible Token ("NFT")	718	—	—	718
	$51,341	$1,856	$8,924,542	$8,977,739

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Marketable securities	—	1,856	—	1,856
Investment - warrants	—	—	54,021	54,021
Investment - stock	5,895	—	9,137,102	9,142,997
Non-Fungible Token ("NFT")	718	—	—	718
	$6,613	$1,856	$9,191,123	$9,199,592

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value for the three months ended March 31, 2026 and 2025 as it relates to Investments – warrants and Investments – stock, respectively:

Investments-
Warrants
Fair value at December 31, 2025	$54,021
Receipt of warrants	—
Change in fair value of warrants	—
Fair value at March 31, 2026	$54,021

Investments-
Stock
Fair value at December 31, 2025	$9,142,997
Receipt of stock	220,179
Impairment of stock	(442,032)
Fair value at March 31, 2026	$8,921,144

F-9

The following range of variables were used in valuing Level 3 warrant assets during the three months ended March 31, 2026:

2026
Expected life (years)	0.17 -3.08
Risk-free interest rate	3.73%
Expected volatility	75.0 - 160.0%
Annual dividend yield	0%
Underlying share values	$ 0.43 - 2.50
Strike Prices	$ 0.30 - $100.00

For Investments — Warrants, the primary and most significant unobservable input relates to the underlying share value of the issuers for which we receive warrants. In all cases, there were sales of the stock to the public through Regulation Crowdfunding, Regulation A, or a Regulation D funding mechanism, but such sales are often not to the level that an active market existed or exists. After the sales, such shares are often illiquid, and a change in valuation is often difficult to determine due to the lack of information available. Information regarding these unobservable inputs could correspondingly change the value of these assets.

For warrants, the Company also adjusts the expected life of certain warrants to account for potential liquidation events, as well as doubts regarding the ability for the issuer companies to continue as a going concern. The quantitative measure used is based upon Black-Scholes modeling. Significant judgment is required by Management in selecting unobservable inputs, and accordingly a change in the assumptions used for the valuation could cause the value to be significantly different. In general, increases in underlying share prices, expected life and volatility, increase the value of the warrants, whereas decreases would reduce the value.

For Investments – Stock, the primary and most significant unobservable input relates to the share value of the issuers. In all cases, there were sales of the stock to the public through Regulation Crowdfunding, Regulation A, or a Regulation D funding mechanism, but such sales are often not to the level that an active market existed or exists. After the sales, such shares are often illiquid, and a change in valuation is often difficult to determine due to the lack of information available. Information regarding these unobservable inputs could correspondingly change the value of these assets. The basis for writing down this stock is to evaluate if the issuer has performed a raise on the Company’s platform within the last year. If the Company has, the stock value is updated to the current issuance price. If there has not been a raise, the Company writes down the value of the shares by 33%. This has been deemed reasonable as the shares of privately traded illiquid stocks are difficult to price, and the Company has determined through research that a markdown of this amount is reasonable due to assumed loss in value based on no new raises being hosted.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and are non-interest-bearing. Bad debt expense for three months ended March 31, 2026 and 2025 was $24,100 and $100,942, respectively. The Company had an allowance for credit losses at March 31, 2026 of $6,650 and no allowance at December 31, 2025.

As of March 31, 2026 the Company had accounts receivable over 90 days totaling $0.

Investments – Collectibles

The Company, through its subsidiary, purchases collectibles including art, wine, memorabilia, and other collectible assets, and are recorded at cost. The cost of the underlying asset includes the purchase price, including any deposits for the underlying asset and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the underlying assets.

The Company treats the underlying assets as long-lived assets, and the underlying assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The underlying assets are purchased by our subsidiary, StartEngine Assets, LLC, (the “Administrative Manager”) and sold to our Series LLC subsidiary collectible funds for cash or a promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition expenses are typically paid for in advance by the Administrative Manager and are reimbursed by the Series from the proceeds of the offering in accordance with the offering circular. All such transactions are eliminated in consolidation.

F-10

The Company discontinued the offerings of Collectibles in Q3 2023 and is no longer offering purchases in these investments. The Company intends to sell its remaining held assets.

The below is a breakdown of the types of collectibles and their value held as of March 31, 2026 and December 31, 2025:

	Period Ended March 31,	Period Ended December 31,
	2026	2025
Wine	$278,360	$278,360
Trading Cards	466,484	466,484
Artwork	1,322,942	1,322,942
Comic Books	240,451	240,451
NFT	718	718
Watches	53,128	53,128
Vinovest	1,590,959	—

Total collectibles	$3,953,042	$2,362,083

Noncontrolling Interest

The Company presents third party minority interests in subsidiaries in accordance with ASC 810, Consolidation. Under that topic, such minority interests are presented on the Company’s balance sheet within the equity section as noncontrolling interest.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $4,101,971 and $1,444,755 charged to stockholders’ equity during the three months ended March 31, 2026 and 2025, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation D commission fees at an agreed-upon rate. In 2023 the rate was a percentage of the capital raised. Platform fees are paid to the Company from customers’ escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company’s performance obligations are satisfied as services are rendered throughout the duration of the campaign.

Revenues from Regulation Crowdfunding platform fees are recognized at an agreed-upon rate based on the amount invested in an offering. Platform fees are due upon the disbursement of funds from escrow and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered throughout the duration of the campaign.

The Company provides marketing services branded under the name “StartEngine Premium” for its Regulation Crowdfunding issuers as part of services offered. The Company invoices for these services upon an issuer onboarding to launch a campaign. The amount is non-refundable.

F-11

The Company provides transfer agent services branded under the name “StartEngine Secure” through its registered transfer agent subsidiary, StartEngine Secure, LLC. The Company enters into an agreement with issuers for an annual term that commences from the date the issuers’ Regulation Crowdfunding or Regulation A offering launches and renews annually unless cancelled prior to renewal. Initial payment of services is paid from funds of the offering and is non-refundable. Renewals are invoiced on the first day of each annual period and are not subject to cancellation. The initial payment is paid from funds of the offering and is non-refundable. The transfer agent services represent a single performance obligation and is deferred over 12 months, which is the period over which the Company’s performance obligations are to be satisfied. Fees for transfer agent services are charged based on a per investor basis, subject to certain maximums. The Company may also invoice customers for ancillary services such as but not limited to: recording of stock splits, change of address, or other services. These services are provided and earned at a point-in-time based on defined amounts in the agreement. Payment for StartEngine Secure services are generally paid via customers’ escrow account, in full, during the initial year and billed to the client for cash payment for subsequent years if the customer does not have a follow-on offering or to the extent amounts in escrow are not sufficient. There are no significant judgments related to this revenue stream.

The Company provides services to investors branded the StartEngine Venture club program. The general public can become members of the StartEngine Venture Club program on StartEngine’s website for $275 per year. The Venture Club entitles members to 10% bonus shares on all investments they make in offerings on StartEngine where the issuer chooses to participate in the program. Issuers using our broker-dealer and funding portal services can choose to participate in our Venture Club program with respect to the offerings they are making under Regulation A or Regulation CF. Those issuers will grant bonus shares in their offerings to members of the StartEngine Venture Club program. The bonus shares are included in the offering statements filed with the SEC, and therefore offered and sold in reliance on Regulation A or Regulation CF, respectively. The Venture Club program provides member priority access to certain collectibles being offered through one of our subsidiary Series LLC offerings, notification of new bonus eligible launches and the ability to move to the front of the line on investment waitlists, and lower trading fees on StartEngine Secondary. The Company recognizes the revenue associated with memberships over 12 months, which is the term of the membership. There are no significant judgments related to this revenue stream. Such revenues are included in Venture Club revenue noted below.

The Company provides accredited investors the opportunity to purchase membership interests in funds  (“SE Funds”), via StartEngine Private, which own shares of venture capital backed, late-stage private companies via its StartEngine Private product offering. The SE Funds are managed by StartEngine Adviser LLC (“SE Adviser”), which is a subsidiary of the Company that is an investment adviser that qualifies as an Exempt Reporting Adviser under Rule 203(m)-1 under the Investment Advisers Act of 1940. The SE Funds sell their shares in offerings that are exempt from registration under Section 4(a)(2) of the Securities Act of 1933 and specifically Regulation D promulgated thereunder. Such offerings are marketed to accredited investors by the Company’s FINRA-member and SEC-registered broker-dealer subsidiary, StartEngine Primary LLC (“SE Primary”). The Company purchases the private company shares either directly or through other special purpose vehicles and after a certain period of time sells its investment to an SE Fund.  The Company takes principal risk in its acquisition of the private company shares and can recognize gross revenue from their sale to the SE Fund. Revenue can be recognized upon each such transaction with an SE Fund.

Vinovest provides investors the opportunity to invest and sell fine wine and whisky products on its platform. Vinovest will purchase and liquidate purchases of wine and whisky and will charge a transaction fee for this service. Additionally, the investors will be charged a recurring payment for storage, insurance and management, a portion of which is paid to Vinovest.

The Company also provides other ancillary bundled professional services, which are recognized as such services are rendered.

In all instances, as a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s contracts with customers generally have a term of one years or less. The Company had deferred revenue of $3,757,788 and $3,569,450 as of March 31, 2026 and December 31, 2025, respectively, related to performance obligations yet to be fulfilled. The Company had no other customer contract assets.

F-12

During the three months ended March 31, 2026 and 2025, disaggregated revenue was made up of the following categories associated with the above-described services:

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2026	2025
Regulation Crowdfunding platform fees	$1,968,122	$1,802,197
Regulation A commissions	293,618	1,432,818
StartEngine Premium	138,000	813,895
StartEngine Secure	318,475	348,270
StartEngine Private	20,492,314	24,620,809
Venture Club revenue	1,381,762	1,343,208
Vinovest	272,241	—
Other service revenue	185,159	3,160

Total revenues	$25,049,691	$30,364,357

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers. Additionally, costs related to StartEngine Private, which includes the cost basis of the stock as well as the acquisition fees related to obtaining the stock included in the offerings.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the three months ended March 31, 2026 and 2025, research and development costs were $1,418,463 and $1,399,602 respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee’s period of providing goods or services. The Company recognized a significant increase in Stock-Based Compensation year over year as both the fair value grant and the employee count increased, further increasing the a granted.

F-13

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the period. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for the three months ended March 31, 2026 as the effects would be anti-dilutive. See Note 6 for outstanding stock-options as of March 31, 2026. The weighted average shares outstanding – basic and diluted is calculated as follows for the period ended March 31, 2026 and 2025:

Three Months Ended March 31,
2026
Net income attributable to common shareholders	(2,234,904)
Weighted average shares outstanding - basic and diluted	731,535,873

Basic earnings per share	0.00
Diluted earnings per share	0.00

Three Months Ended March 31,
2025
Net income attributable to common shareholders	1,717,451
Weighted average shares outstanding - basic	699,704,280
Effect of dilutive stock options	120,956,470
Effect of convertible preferred shares	399,893,680
Weighted average shares outstanding - diluted	1,220,554,430

Basic loss per share	0.00
Diluted loss per share	0.00

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Recent Accounting Pronouncements

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

We manage our company as one reportable operating segment, StartEngine Inc. (f/k/a StartEngine Crowdfunding, Inc.) The segment information aligns with how the Company’s Chief Operating Decision Maker (“CODM”) reviews and manages our business. The Company’s CODM is the Company’s Chief Executive Officer.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at a entity level. The CODM assesses performance for the broker-dealer segment and decides how to better allocate resources based on revenue that is reported on the Statements of Operations. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of our broker-dealer segment are the same as those described in the summary of significant accounting policies herein.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see attached financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies the effective date of ASU 2024-03, which requires public business entities to provide disaggregated disclosures of certain income statement expense captions. ASU 2025-01 specifies that the requirements are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The adoption of ASU 2025-01 will not have a material effect on the Company's financial statements.

F-14

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update enhance the transparency and decision usefulness of income tax disclosures, primarily by requiring more detailed information about a reporting entity’s effective tax rate reconciliation and income taxes paid.

The standard requires public business entities to disclose, on an annual basis, a tabular rate reconciliation using both percentages and reporting currency amounts, with specific categories and additional detail for reconciling items that meet a quantitative threshold. The amendments also require disclosure of income taxes paid, disaggregated by federal (national), state, and foreign jurisdictions, as well as by individual jurisdictions that are significant.

ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted.

The Company has adopted ASU 2023-09 on its consolidated financial statements and related disclosures on a prospective basis.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Marketable Securities

Marketable securities consisted of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Common stock	$1,856	$1,856
	$1,856	$1,856

Investments – Warrant Assets

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria and again at each reporting date.

Investments – Stock

Investments - stock, as described in Note 2, consist of shares the Company holds in various companies that launched on its platform received in exchange for services provided. The shares are recorded at cost less any impairment.

NOTE 4 – PROPERTY AND EQUIPMENT

As of March 31, 2026 and December 31, 2025, property and equipment consisted of the following:

	March 31, 2026	December 31, 2025
Computer equipment	$335,194	$194,768
Software	7,243	3,753
Total property and equipment	342,437	198,521
Accumulated depreciation	(200,122)	(73,308)
Total property and equipment, net of depreciation	$142,315	$125,213

Depreciation expense for the three months ended March 31, 2026 and 2025 was $1,078 and $4,806, respectively.

NOTE 5 – INTANGIBLE ASSETS

Intangibles – Seedinvest

On May 5, 2023, StartEngine Inc. (f/k/a StartEngine Crowdfunding, Inc.) (“StartEngine”) completed its purchase of substantially all of the assets of the SeedInvest business as conducted by Circle Internet Financial Limited through its subsidiary Pluto Holdings, LLC, a Delaware limited liability company (“Pluto Holdings”) and through SI Securities, LLC, a New York limited liability company (“SI Securities”), and SeedInvest Technology, LLC, a New York limited liability company, each a wholly-owned subsidiary of Pluto Holdings (“SeedInvest Technology,” collectively, with the assets acquired from Pluto Holdings and SI Securities, “SeedInvest”). This agreement specifically does not include the registered broker-dealer or the Alternative Trading System (“ATS”) belonging to SeedInvest. The total consideration for the purchase is 19,200,000 shares of StartEngine’s common stock, which based on StartEngine’s previous Regulation A offering price of $25 per share would be valued at $24 million. The acquisition included intellectual property including the customer list of SI Securities as well as other digital assets.

F-15

In accordance with the guidance in FASB ASC 350-30-35-14, the Company evaluates the customer list for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

The Company considers various factors that may indicate impairment of the customer list, including but not limited to:

•	Declines in customer retention rates
•	Reductions in revenue per customer
•	Changes in market conditions affecting the value of the customer relationships
•	Strategic shifts that alter the utility of the acquired customer list

As of March 31, 2026, the gross carrying amount of the purchase was $24,121,041, accumulated amortization is $9,963,134 and the estimated aggregate amortization for the five succeeding fiscal years and thereafter is as follows:

2026	2,571,429
2027	3,428,572
2028	3,428,572
2029	3,428,572
2030	1,320,761
Total	14,177,906

On March 17, 2026, StartEngine Inc. (f/k/a StartEngine Crowdfunding, Inc.) (“StartEngine”) completed its purchase of substantially all of the assets of the Vinovest business. The total consideration for this purchase is 8,750,000 shares of StartEngine’s common stock, which based on StartEngine’s previous Regulation A offering price of $1.60 per share would be valued at $14 million. This acquisition included intellectual property including the customer list of Vinovest. The value of the consideration that has been allocated to the intellectual property intangible asset is $12,653,239.

In accordance with the guidance in FASB ASC 350-30-35-14, the Company evaluates the customer list for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

The Company considers various factors that may indicate impairment of the customer list, including but not limited to:

•	Declines in customer retention rates
•	Reductions in revenue per customer
•	Changes in market conditions affecting the value of the customer relationships
•	Strategic shifts that alter the utility of the acquired customer list

As of March 31, 2026, the gross carrying amount of the purchase was $14,000,000, accumulated amortization is $71,429 and the estimated aggregate amortization for the five succeeding fiscal years and thereafter is as follows:

2026	1,687,099
2027	2,530,648
2028	2,530,648
2029	2,530,648
2030	2,530,648
Total	11,809,690

F-16

Intangible assets of the Company at March 31, 2026 are summarized as follows:

	March 31, 2026
	Cost	Accumulated Amortization	Impairment	Net
Seedinvest customer list	$24,000,000	$(9,963,134)	$-	$14,036,866
Vinovest customer list	12,653,239	(71,429)	-	12,581,810
	$36,653,239	$(10,034,563)	$-	$26,618,676

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of March 31, 2026, the Company has authorized the issuance of 519,000,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 207,000,000 are designated as Series A, 99,000,000 are designated as Series T, and 213,000,000 are designated as Series Seed.

Series A Preferred Stock

The Series A has liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $0.0286 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $0.1430 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series T Preferred Stock

The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $0.1465 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $0.1465 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

F-17

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.0083 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $0.1430 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

The following table summarizes the designation, shares authorized, and shares outstanding for the Company’s Preferred Stock:

	Preferred Shares	Preferred Shares	Potentially Issuable
Preferred Stock Series Designation	Authorized	Outstanding	Preferred Shares
Series Seed	213,000,000	204,772,940	8,227,060
Series A	207,000,000	185,440,880	21,559,120
Series T	99,000,000	9,642,080	89,357,920

Common Stock

As of March 31, 2026 we had authorized the issuance of 1,580,000,000 shares of our common stock with par value of $0.00001

During the three months ended March 31, 2026, the Company sold 3,653,075 shares of common stock through its Regulation A offering for gross proceeds of $5,117,829 and incurred offering costs of $4,101,971.

During the three months period ended March 31, 2025, the Company sold 1,922,194 shares of common stock through its Regulation A offering for gross proceeds of $2,125,026 and incurred offering costs of $1,444,755.

Stock Options

In 2015, the Board of Directors adopted the StartEngine Inc. (f/k/a StartEngine Crowdfunding, Inc.) 2015 Equity Incentive Plan (the “2015 Plan”). The 2015 Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 231,800,000 shares of common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company’s 2025 Equity Incentive Plan became effective on June 4, 2025, authorizing up to 80,000,000 additional shares of Common Stock for issuance.

The Company valued options granted under the 2015 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2026 and 2025 have exercise prices of $1.60 – $1.76 and $1.25 – $1.38, respectively, generally vest over four years and expire in ten years. The stock options granted during the three months ended March 31, 2026 and 2025 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

2026
Expected life (years)	6.5
Risk-free interest rate	4.0%
Expected volatility	54.6%
Annual dividend yield	0%

F-18

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public Company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates A summary of the Company’s stock option activity and related information is as follows

A summary of option activity under the 2015 Plan for three months ended March 31, 2026 is as follows:

	Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2025	158,828,223	0.59	-
Granted	12,410,000	1.60	-
Exercised	(38,077)	0.22	52,673
Forfeited	(2,543,846)	1.20	-
Expired	-	-	-
Outstanding at March 31, 2026	168,656,300	0.67	(156,285,428)
Exercisable at March 31, 2026	110,533,808	0.46	(126,008,541)

The intrinsic value used in the above calculation was $0.9199 per share.

Stock option expense for the periods ended March 31, 2026 and 2025 was $2,838,267 and $2,651,080, respectively, and are included within the condensed consolidated statements of operations as follows:

	Three Months Ended March 31,
	2026	2025
Cost of revenues	$428,741	$300,583
General and administrative	520,273	486,966
Sales and marketing	1,372,776	1,374,978
Research and development	516,477	488,553
Total	$2,838,267	$2,651,080

At March 31, 2026, the total compensation cost related to nonvested awards not yet recognized was approximately $16,581,740 and the weighted-average period over which the total compensation cost related to nonvested awards not yet recognized is expected to be recognized is 2.18 years.

NOTE 8 – INCOME TAX

The Company recorded tax expense of $21,734 for the three months ended March 31, 2026, compared to $8,340 for the three months ended March 31, 2025. The effective tax rate for the three months ended March 31, 2026 and 2025 was (0.001)% and 0.005%, respectively.

The Company’s effective tax rate for interim periods is based on the estimated annual effective tax rate, adjusted for discrete items occurring within the quarter. The Company continues to assess its valuation allowance position on deferred tax assets and determined that no material changes were necessary as of March 31, 2026.

F-19

As of March 31, 2026 and 2025, the Company has no gross unrecognized tax benefits that would affect the effective tax rate. The Company does not anticipate significant changes in unrecognized tax benefits within the next 12 months. the Company has gross unrecognized tax benefits of $0, of which $0 would affect the effective tax rate if recognized. The Company remains subject to examination in various jurisdictions. As of March 31, 2026, open tax years include federal 2022–2025 and California 2021–2025.

NOTE 9 – ACQUISITION OF VINOVEST

Prior to the Closing, the Company entered into an agreement to purchase all voting equity interests of Vinovest, Inc. on March 17, 2026. The consideration for this purchase was the issuance of 8,750,000 shares of StartEngine common stock valued at its most recent regulation A offering price of $1.60 per share for a total price of $14,000,000. Included in this consideration is a provision for 20% of the shares issued (1,750,000 shares) to be reclaimed by the Company if certain imdemnifications clauses are triggered. At this time, the Company believes these clauses to be more unlikely than not to be triggered, and as such, has not created an asset for the right to return of these reclaimable shares.

As a result of the closing of the business combination the Company allocated the purchase price with the acquisition of Vinovest under the acquisition method of accounting. The final allocation of the purchase consideration for the mergers will be determined after the completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed, but in no event later than one year following the completion of the mergers.

As such the allocation of the purchase price is revised as follows:

Stock paid to Vinovest		$14,000,000
Total Consideration Paid		14,000,000

Allocated to:	$
Cash		3,536,944
Receivables and other current assets		581,659
Collectibles held		1,128,858
Assets under management		97,428,306
Fixed assets		6,442
Intangible assets		12,654,169
Accounts payable, accrued expenses and other current liabilities		(711,678)
Customer deposits		(100,624,700)
Net assets acquired		14,000,000
Excess of purchase price over net liabilities assumed before allocation to identifiable intangible assets and goodwill		-

Management has made the initial determination that all assets and liabilities to be acquired are primarily estimated to be stated at their fair values, which approximates their recorded cost. While a final determination of the value of the identifiable intangibles has not been completed, management has made an initial determination that approximately $6.1 million of the excess of the purchase price over the net assets acquired should be allocated to identifiable intangible assets.

Estimated
Useful Life
	Amount	(Years)
Customer Lists (a)	12,653,239	5
Excess of purchase price	-	—
Goodwill	-	—

(a)	The Vinovest customer relationships were valued using the Multi-Period Excess Earnings Method (“MPEEM”). The MPEEM reflects the present value of the operating cash flows generated by existing customer relationships after taking into account the cost to realize the revenue and an appropriate discount rate to reflect the time value and risk associated with the cash flows.

Pro Forma Financial Information

The unaudited pro forma financial information in the table below summarizes the combined results of Vinovest operations and StartEngine Crowdfunding’s operations, as though the acquisition of Vinovest had been completed as of the beginning of fiscal 2026 and 2025. The pro forma financial information for the three months ended March 31, 2026 and 2025 combines our results for these periods with that of Vinovest’s results for the three months ended March 31, 2026 and 2025. The amount of revenue and revenue of the acquiree since the acquisition date included in the consolidated income for the reporting period was $272,240 and $41,444, respectively.

F-20

The following table summarizes the unaudited pro forma financial information:

	March 31, 2025		March 31, 2026
Total revenue	31,487,856	Total revenue	26,796,273
Net income	1,587,138	Net loss	(2,114,623)

Weighted average shares		Weighted average shares
Basic	699,704,280	Basic	731,535,873
Net loss per shares:		Net loss per shares:
Basic	0.00	Basic	(0.00)
Weighted average shares		Weighted average shares
Diluted	1,220,554,430	Diluted	731,535,873
Net loss per shares:		Net loss per shares:
Diluted	0.00	Diluted	(0.00)

The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and the cost of financing the acquisition had taken place at the beginning of fiscal 2026. The financial information for the periods presented above includes pro forma adjustments as follows:

March 31, 2026
Transaction cost	—
Amortization of intangibles	150,634

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 31, 2026.

F-21

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of StartEngine Crowdfunding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StartEngine Crowdfunding, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Haynie

Haynie & Company (ID #457)

Salt Lake City, Utah

March 31, 2026

We have served as the Company’s auditor since 2023.

F-22

StartEngine Crowdfunding, Inc.

Consolidated Balance Sheets

	December 31,	December 31,
	2025	2024
Assets
Current assets:
Cash	$28,387,261	$10,842,297
Marketable securities	1,856	1,856
Accounts receivable, net of allowance	1,108,093	2,848,880
Other current assets	929,326	1,032,932
Total current assets	30,426,536	14,725,965

Property and equipment, net	125,213	126,698
Investments - warrants	54,021	60,103
Investments - Stock	9,142,997	10,327,834
Investments - Private	13,990,161	4,701,010
Investments - Collectibles	2,362,083	2,361,996
Investments - Real Estate	—	1,479,310
Due from related party	233,890	209,360
Intangible assets, net	15,035,049	18,463,620
Other assets	33,847	33,847
Total assets	$71,403,797	$52,489,743

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$990,993	$542,903
Accrued liabilities	10,196,824	6,725,780
Deferred revenue	3,569,450	2,880,316
Total current liabilities	14,757,267	10,148,999

Total liabilities	14,757,267	10,148,999

Commitments and contingencies (Note 6)

Stockholders’ equity:
Series A Preferred Stock, par value $0.00001, 207,000,000 shares authorized, 185,440,880 and 185,440,880 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectfully, liquidation preference of $5,310,409 and $5,310,409 at December 31, 2025 and December 31, 2024, respectively.	5,286,667	5,286,667
Series T Preferred Stock, par value $0.00001, 99,000,000 shares authorized, 9,642,080 and 9,642,080 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively, liquidation preference of $1,414,486 and $1,414,486 at December 31, 2025 and December 31, 2024, respectively.	983,634	983,634
Series Seed Preferred Stock, par value $0.00001, 213,000,000 shares authorized, 204,772,940 and 204,810,720 and shares issued and outstanding at December 31, 2025 and December 31, 2024, respectfully, liquidation preference of $1,707,675 and $1,707,990 at December 31, 2025 and December 31, 2024, respectively.	1,706,441	1,706,756
Common stock, par value $0.00001, 1,580,000,000 shares authorized, 745,825,392 and 702,861,520 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively.	7,457	7,028
Additional paid-in capital	108,376,818	95,543,998
Noncontrolling interest	(13,251)	(13,251)
Accumulated deficit	(59,701,236)	(61,174,088)
Total stockholders’ equity	56,646,530	42,340,744
Total liabilities and stockholders’ equity	$71,403,797	$52,489,743

See accompanying notes to consolidated financial statements

F-23

StartEngine Crowdfunding, Inc.

Consolidated Statements of Operations

	Year Ended December 31,
	2025	2024
Revenues	$109,580,580	$48,625,508

Cost of revenues	71,699,643	25,873,241

Gross profit	37,880,937	22,752,267

Operating expenses:
General and administrative	15,621,099	13,758,127
Sales and marketing	12,858,746	16,473,905
Research and development	5,356,424	7,796,521
Change in fair value of warrants received for fees	6,083	135,384
Change in fair value of shares received for fees	2,590,872	724,933
Total operating expenses	36,433,224	38,888,870

Operating income (loss)	1,447,713	(16,136,603)

Other income (expense)
Other income (expense), net	119,745	(400,055)
Total other income (expense), net	119,745	(400,055)

Income (loss) before provision for income taxes	1,567,458	(16,536,658)

Taxes - Other	94,606	—

Net income (loss)	$1,472,852	$(16,536,658)

Weighted average earnings per share - basic	$0.00	$(0.02)
Weighted average shares outstanding - basic	730,981,153	699,099,798

Weighted average earnings per share - diluted	$0.00	$(0.02)
Weighted average shares outstanding - diluted	1,213,270,543	699,099,798

See accompanying notes to consolidated financial statements

F-24

StartEngine Crowdfunding, Inc.

Consolidated Statements of Stockholders’ Equity

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional	Noncontrolling	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Interest	Deficit	Total
Balance at December 31, 2023	185,440,880	$5,286,667	9,642,080	$983,634	204,810,720	$1,706,756	697,085,900	$6,971	$82,005,447	$(13,251)	$(44,637,430)	$45,338,794
Sale of Common Stock	—	—	—	—	—	—	2,362,173	27	2,553,886	—	—	2,553,913
Exercise of stock options	—	—	—	—	—	—	3,413,447	30	44,645	—	—	44,675
Offering Costs	—	—	—	—	—	—	—	—	(339,997)	—	—	(339,997)
Stock compensation expense	—	—	—	—	—	—	—	—	11,280,017	—	—	11,280,017
Net loss	—	—	—	—	—	—	—	—	—	—	(16,536,658)	(16,536,658)
Balance at December 31, 2024	185,440,880	5,286,667	9,642,080	983,634	204,810,720	1,706,756	702,861,520	7,028	95,543,998	(13,251)	(61,174,088)	42,340,744

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional	Noncontrolling	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Interest	Deficit	Total
Balance at December 31, 2024	185,440,880	$5,286,667	9,642,080	$983,634	204,810,720	$1,706,756	702,861,520	$7,028	$95,543,998	$(13,251)	$(61,174,088)	$42,340,744
Sale of common Stock	—	—	—	—	—	—	11,576,675	116	13,468,306	—	—	13,468,422
Exercise of stock options	—	—	—	—	—	—	31,349,417	313	630,320	—	—	630,633
Conversion of Preferred Stock	—	—	—	—	(37,780)	(315)	37,780	—	315	—	—	—
Offering Costs	—	—	—	—	—	—	—	—	(10,307,175)	—	—	(10,307,175)
Stock compensation expense	—	—	—	—	—	—	—	—	9,041,054	—	—	9,041,054
Net income	—	—	—	—	—	—	—	—	—	—	1,472,852	1,472,852
Balance at December 31, 2025	185,440,880	5,286,667	9,642,080	983,634	204,772,940	1,706,441	745,825,392	7,457	108,376,818	(13,251)	(59,701,236)	56,646,530

See accompanying notes to consolidated financial statements

F-25

StartEngine Crowdfunding, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$1,472,852	$(16,536,658)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13,191	15,303
Amortization	3,428,571	3,428,572
Bad debt expense	425,277	313,596
Realized loss on sale of investments - building	—	432,148
Fair value of investments - other received for fees	(1,412,119)	(2,429,556)
Change in fair value of warrant investments	6,082	135,384
Impairment of investments - other received for fees	2,596,956	724,934
Stock-based compensation	9,041,054	11,280,017
Changes in operating assets and liabilities:
Accounts receivable	1,315,510	(2,968,780)
Other current assets	103,606	(303,874)
StartEngine Private stock purchases	(71,537,333)	(18,073,404)
Proceeds from sale of StartEngine Private stock	62,248,095	17,813,602
Due from related parties	(24,530)	(170)
Accounts payable	448,090	264,212
Accrued liabilities	3,471,044	2,269,024
Deferred revenue	689,134	(639,834)
Net cash provided by (used in) operating activities	12,285,480	(4,275,484)

Cash flows from investing activities:
Purchase of property and equipment	(11,706)	(22,278)
Proceeds from sale of real estate	1,479,310	225,170
Net cash provided by investing activities	1,467,604	202,892

Cash flows from financing activities:
Proceeds from sale of common stock	13,468,422	2,553,913
Offering costs	(10,307,175)	(339,997)
Proceeds from exercise of employee stock options	630,633	44,675
Net cash provided by financing activities	3,791,880	2,258,591

Increase (decrease) in cash and restricted cash	17,544,964	(1,814,001)
Cash and restricted cash, beginning of period	10,842,297	12,656,298
Cash and restricted cash, end of period	$28,387,261	$10,842,297

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$94,606	$96,104
Cash paid for interest	$—	$—

See accompanying notes to consolidated financial statements

F-26

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. (the “Company”) was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The Company’s headquarters are located in Burbank, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Assets LLC, StartEngine Primary LLC, StartEngine Private Manager LLC, StartEngine Inc., S.A. StartEngine and StartEngine Adviser LLC. StartEngine Capital LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Assets LLC was formed in 2020 to buy, hold and manage assets in various asset classes such as real estate, automobiles, luxury goods and royalty-producing intangible assets. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. On April 16, 2020, StartEngine Primary LLC received approval to operate as an alternative trading system. Since 2023, the Company has been providing accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC, an exempt reporting adviser. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Stock Split

On May 6, 2024, StartEngine Crowdfunding Inc. split its designated “Common Stock” and “Preferred Stock” on a 20 for 1 basis. The total number of shares of Common Stock that the Company is authorized to issue was increased to 1,500,000,000 shares after the split. The total number of shares of Preferred Stock that the Company is authorized to issue was increased to 519,000,000 after the split. Accordingly, all share and per share amounts for all periods presented in the consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Business Condition

The Company’s revenue-producing activities began in 2015 following the implementation of Regulation A under the JOBS Act and expanded with the introduction of Regulation Crowdfunding. While these markets continue to evolve, management believes the Company’s current liquidity position, including approximately $10.8 million of cash and cash equivalents, is sufficient to fund operations for at least the next twelve months. Accordingly, management has concluded that there is no substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and applicable rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc., its subsidiaries where we have controlling financial interests, and any variable interest entities for which we are deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated.

Principles of Consolidation

The consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, including StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Primary LLC, StartEngine Inc., S.A. StartEngine, and StartEngine Assets LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

F-27

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stocks received as compensation, stock-based compensation for employees and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The balance of excess as of December 31, 2025 was $23,341,862.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Marketable securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets.

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in the Company’s private company portfolio. For these warrants, the fair value of the underlying stock is an unobservable input consistent with Investment - stocks noted below. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

F-28

Investments – stock: Fair value measurements of stocks of private portfolio companies are prices based on a combination of issuer activity and the price of new issuances. The Company, on an annual basis, will review any new offerings from issuers and compare the offering price of the stock in the new issuance compared to the original value of the stock held. The Company will mark the held stock to the new stock price and adjust the carrying value accordingly. If an issuer has not made an offering in the year in review, the company will apply a flat 33% write down to the stock carrying value as a means of estimating the volatility and illiquidity of a privately held stock.

Non-Fungible Token (“NFT”): Blockchain based collectible images that are valued based on quoted prices in active markets.

The following fair value hierarchy table presents information about the Company’s assets and liabilities that are measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Marketable securities	—	1,856	—	1,856
Investment - warrants	—	—	54,021	54,021
Investment - stock	5,895	—	9,137,102	9,142,997
Non-Fungible Token ("NFT")	—	—	718	718
	$5,895	$1,856	$9,191,841	$9,199,592

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Marketable securities	—	1,856	—	1,856
Investment - warrants	—	—	60,103	60,103
Investment - stock	263,096	—	10,064,738	10,327,834
Non-Fungible Token ("NFT")	—	—	631	631
	$263,096	$1,856	$10,125,472	$10,390,424

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value for the year ended December 31, 2025 and 2024 as it relates to Investments – warrants and Investments – stocks:

Investments-
Warrants
Fair value at December 31, 2024	$60,103
Receipt of warrants	—
Change in fair value of warrants	(6,082)
Fair value at December 31, 2025	$54,021

Investments-
Warrants
Fair value at December 31, 2023	$195,487
Receipt of warrants	—
Change in fair value of warrants	(135,384)
Fair value at December 31, 2024	$60,103

Investments-
Stock
Fair value at December 31, 2024	$10,327,834
Receipt of stock	—
Reclass of stock to receivable	(448,484)
Change in fair value of stock	(736,353)
Fair value at December 31, 2025	$9,142,997

Investments-
Stock
Fair value at December 31, 2023	$8,623,212
Receipt of stock	2,429,556
Change in fair value of stock	(724,934)
Fair value at December 31, 2024	$10,327,834

F-29

The following range of variables were used in valuing Level 3 warrant assets during the year ended December 31, 2025 and 2024:

	2025	2024
Expected life (years)	0.17 -3.08	0.17 -3.08
Risk-free interest rate	3.73%	4.16%
Expected volatility	75.0 - 160.0%	25.07 - 90%
Annual dividend yield	0%	0%
Underlying share values	$ 0.43 - 2.50	$ 0.22 - 4.75
Strike Prices	$ 0.30 - $100.00	$ 0.30 – $100.00

For Investments — Warrants, the primary and most significant unobservable input relates to the underlying share value of the issuers for which we receive warrants. In all cases, there were sales of the stock to the public through Regulation Crowdfunding, Regulation A, or a Regulation D funding mechanism, but such sales are often not to the level that an active market existed or exists. After the sales, such shares are often illiquid, and a change in valuation is often difficult to determine due to the lack of information available. Information regarding these unobservable inputs could correspondingly change the value of these assets.

For warrants, the Company also adjusts the expected life of certain warrants to account for potential liquidation events, as well as doubts regarding the ability for the issuer companies to continue as a going concern. The quantitative measure used is based upon Black-Scholes modeling. Significant judgment is required by Management in selecting unobservable inputs, and accordingly a change in the assumptions used for the valuation could cause the value to be significantly different. In general, increases in underlying share prices, expected life and volatility, increase the value of the warrants, whereas decreases would reduce the value.

For Investments – Stock, the primary and most significant unobservable input relates to the share value of the issuers. In all cases, there were sales of the stock to the public through Regulation Crowdfunding, Regulation A, or a Regulation D funding mechanism, but such sales are often not to the level that an active market existed or exists. After the sales, such shares are often illiquid, and a change in valuation is often difficult to determine due to the lack of information available. Information regarding these unobservable inputs could correspondingly change the value of these assets. The basis for writing down this stock is to evaluate if the issuer has performed a raise on the Company’s platform within the last year. If the Company has, the stock value is updated to the current issuance price. If there has not been a raise, the Company writes down the value of the shares by 33%. This has been deemed reasonable as the shares of privately traded illiquid stocks are difficult to price, and the Company has determined through research that a markdown of this amount is reasonable due to assumed loss in value based on no new raises being hosted.

Accounts Receivable

Accounts receivable consist of billed amounts owed by customers under contracts and are recorded at the recognized amount. Accounts receivable are non-interest-bearing and generally have payment terms of one year or less. The Company’s accounts receivable primarily arise from services billed directly to customers, including transfer agent service renewals, ancillary services, and other fees not settled through customer escrow accounts.

The Company maintains an allowance for doubtful accounts to reflect management’s estimate of expected credit losses based on historical collection experience, the aging of receivables, customer-specific factors, and current economic conditions. The allowance for doubtful accounts as of December 31, 2025 and December 31, 2024 was $0 and $0, respectively. Bad debt expense for the year ended December 31, 2025 and 2024 was $0 and $313,596, respectively and primarily relates to the write-off of specific customer balances deemed uncollectible during the period.

As of December 31, 2025 the Company had accounts receivable over 90 days totaling $1,448.

F-30

Investment Securities

Marketable Securities

The Company’s marketable securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported as a component of other income, net in the accompanying consolidated statements of operations.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. The Company’s accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base the Company’s accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments – Warrants

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks, nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. The Company’s warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on the Company’s consolidated balance sheet at the time they are obtained and remeasured each reporting period.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date to fair value of warrants will be recognized as increases or decreases to investments on the Company’s consolidated balance sheets and as a component of operating expenses on the Company’s consolidated statements of operations.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to marketable securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as marketable securities (provided they do not have a significant restriction from sale). The shares in private companies without an active trading market are classified as non-marketable securities.

F-31

Investments - Stock

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. Our accounting for investment in our customers stock depends on several factors, including the level of ownership, and power to control. We base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting. As the stock received from customers have no readily determinable fair values and generally represent small amounts of ownership in our customers, the Company accounts for this stock received using the cost method, less adjustments for impairment in accordance with ASC 321-10-35-2. During the year ended December 31, 2025 and 2024, the Company received stock with a cost of $0 and $2,429,556, respectively, as payment for fees. During the year ended December 31, 2025 and 2024, write down expense related to shares received amounted to $2,590,872 and $724,933, respectively. The basis for writing down this stock is to evaluate if the issuer has performed a raise on the Company’s platform within the last year. If the Company has, the stock value is updated to the current issuance price. If there has not been a raise, the Company writes down the value of the shares by 33%. This has been deemed reasonable as the shares of privately traded illiquid stocks are difficult to price, and the Company has determined through research that a markdown of this amount is reasonable due to assumed loss in value based on no new raises being hosted.

Investments – Private

The Company purchases shares of venture capital backed, late-stage private companies and records the purchases at cost. The cost of the underlying asset includes the purchase price, and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, investigation, and acquisition of the underlying securities. The Company purchases the private company shares either directly or through other special purpose vehicles and after a certain period of time sells its investment to an SE Fund. The shares are valued at cost. Each time the company sells shares to the SE Funds, it reduces its holdings by the cost basis of the sale.

Below is a breakdown of the StartEngine Private assets held by industry at the end of the reporting period, each of these investments are small minority stakes in the underlying companies.

Industry	December 31, 2025	December 31, 2024
AI Chips	$1,689,039	$560,928
Fintech	—	22,823
Sales Technology	113,200	225,389
Video Games	—	285,844
AI Software	8,797,502	3,379,387
Consumer Goods	—	18,552
Software Development	20,174	20,174
Medical Technology	134,884	187,913
Blockchain Technology	57,200	—
Rare Earth Materials	375,375	—
Advanced Materials	215,180	—
AI Vehicles	143,187	—
Defense Technology	298,254	—
Prediction Markets	843,750	—
Robotics	270,509	—
Space Technology	1,031,907	—
Total	$13,990,161	$4,701,010

Investments – Collectibles

The Company treats the underlying assets as long-lived assets, and the underlying assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The underlying assets are purchased by our subsidiary, StartEngine Assets, LLC, (the “Administrative Manager”) and sold to our Series LLC subsidiary collectible funds for cash or a promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition expenses are typically paid for in advance by the Administrative Manager and are reimbursed by the Series from the proceeds of the offering in accordance with the offering circular. All such transactions are eliminated in consolidation.

F-32

The Company discontinued the offerings of Collectibles in Q3 2023 and is no longer offering purchases in these investments. The Company intends to sell its remaining held assets.

The below is a breakdown of the types of collectibles and their value held as of December 31, 2025 and 2024:

	Period Ended December 31,	Period Ended December 31,
	2025	2024
Wine	$278,360	$278,360
Trading Cards	466,484	466,484
Artwork	1,322,942	1,322,942
Comic Books	240,451	240,451
NFT	718	631
Watches	53,128	53,128

Total collectibles	$2,362,083	$2,361,996

Investments – Real Estate

StartEngine invested $2,136,628 to purchase a membership interest in an LLC that owns one residential apartment building in California. The company values this interest via the adjusted cost measurement alternative per ASC 321-10-35-2, noting it records the initial measurement at fair value, and in subsequent reporting periods, report changes in the fair value of such equity investments in net income. On August 8, 2024 the Company executed a contract to sell a partial membership of the building. The Company agreed to sell the building at a price of $1,704,472 in 2024 and as such, recognized a loss of $432,148 in 2024. The Company received $225,000 in cash as payment for this membership in August 2024. On March 14, 2025, StartEngine completed the sale of its investment in the residential apartment building it owns a membership interest in for proceeds of $1,479,310.

Intangible Assets

The Company adheres to the provisions of ASC 350 – Intangibles – Goodwill and Other concerning the valuation and presentation of intangible assets. The Company determined the useful life of 7 years for the purchased assets based on historical investment data for users of the StartEngine platform. In 2023, the Company received investments from users with accounts created from 2015-2023 and have seen a continuation of that trend into 2024. As the Company continues to provide new offerings and work on outreach to users, we believe that this purchase will maintain its useful life for the duration. This amortization began in Q3 2023 and continue until the end of Q2 2030.

Noncontrolling Interest

The Company presents third party minority interests in subsidiaries in accordance with ASC 810, Consolidation. Under that topic, such minority interests are presented on the Company’s balance sheet within the equity section as noncontrolling interest.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $10,307,175 and $339,997 were charged to stockholders’ equity during the year ended December 31, 2025 and 2024, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

F-33

The Company recognizes revenues from Regulation A and Regulation D platform fees at an agreed-upon rate. In 2025 the rate is a percentage of the capital raised. Platform fees are paid to the Company from customers’ escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company’s performance obligations are satisfied as services are rendered throughout the duration of the campaign.

Revenues from Regulation Crowdfunding platform fees are recognized at an agreed-upon rate based on the amount invested in an offering. Platform fees are due upon the disbursement of funds from escrow and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered throughout the duration of the campaign.

The Company provides marketing services branded under the name “StartEngine Premium” for its Regulation Crowdfunding issuers as part of services offered. The Company invoices for these services upon an issuer launching a campaign. If the campaign fails to launch, no amounts are due. Revenue for these services is recognized at the point in time the campaign launches, when the Company’s performance obligation is satisfied.

The Company provides transfer agent services branded under the name “StartEngine Secure” through its registered transfer agent subsidiary, StartEngine Secure, LLC. The Company enters into an agreement with issuers for an annual term that commences from the date the issuers’ Regulation Crowdfunding or Regulation A offering launches and renews annually unless cancelled prior to renewal. Initial payment of services is paid from funds of the offering and is non-refundable. Renewals are invoiced on the first day of each annual period and are not subject to cancellation. The transfer agent services represent a single performance obligation and are deferred over 12 months, which is the period over which the Company’s performance obligations are to be satisfied. Fees for transfer agent services are charged based on a per investor basis, subject to certain maximums. The Company may also invoice customers for ancillary services such as but not limited to: recording of stock splits, change of address, or other services. These services are provided and earned at a point-in-time based on defined amounts in the agreement. Payment for StartEngine Secure services is generally paid via customers’ escrow account, in full, during the initial year and billed to the client for cash payment for subsequent years if the customer does not have a follow-on offering or to the extent amounts in escrow are not sufficient. There are no significant judgments that materially affect the timing or measurement of revenue recognition for this revenue stream.

The Company provides services to investors branded the StartEngine Venture club program. The general public can become members of the StartEngine Venture Club program on StartEngine’s website for $275 per year. The Venture Club entitles members to 10% bonus shares on all investments they make in offerings on StartEngine where the issuer chooses to participate in the program. Issuers using the Company’s broker-dealer and funding portal services can choose to participate in the Company’s Venture Club program with respect to the offerings they are making under Regulation A or Regulation CF. Those issuers will grant bonus shares in their offerings to members of the StartEngine Venture Club program. The bonus shares are included in the offering statements filed with the SEC, and therefore offered and sold in reliance on Regulation A or Regulation CF, respectively. The Venture Club program provides member priority access to certain collectibles being offered through one of the Company’s subsidiary Series LLC offerings, notification of new bonus eligible launches and the ability to move to the front of the line on investment waitlists, and lower trading fees on StartEngine Secondary. The Company recognizes the revenue associated with memberships over 12 months, which is the term of the membership. There are no significant judgments that materially affect the timing of revenue recognition for this revenue stream. Such revenues are included in Venture Club revenue noted below.

The Company provides accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies (the “underlying securities”) via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC (“SE Adviser”), which is a subsidiary of the Company that is an investment adviser that qualifies as an Exempt Reporting Adviser under Rule 203(m)-1 under the Investment Advisers Act of 1940. The SE Funds sell their membership interests in offerings that are exempt from registration under Section 4(a)(2) of the Securities Act of 1933 and specifically Regulation D promulgated thereunder. Such offerings are marketed to accredited investors by the Company’s FINRA-member and SEC-registered broker-dealer subsidiary, StartEngine Primary LLC. The Company purchases the underlying securities either directly or through other special purpose vehicles and after a certain period of time sells the underlying securities to an SE Fund. Revenue is recognized upon the sale of underlying securities to an SE Fund when control transfers to the SE Fund. The Company treats the amount it receives for selling underlying securities as revenue and the acquisition cost related to underlying securities as cost of revenue. The transaction price is based on the negotiated amount received from the SE Fund. There are several factors that are used in pricing the securities of an SE Fund, including but not limited to: the price (including transaction costs) the securities were purchased by the SE Fund’s affiliate, the time spent and costs involved by the SE Fund’s management team including those related to identifying, verifying, acquiring, and managing the investments, sales of the underlying securities on the secondary market, as well as considerations are given for the illiquidity of private investments compared to publicly traded securities and investor interest in the SE Fund’s securities. The Company also believes that there is value added by allowing investors to have an economic interest in these companies with less hassle and smaller denominations than available in secondary markets. Additionally, consideration is also given to broader economic and market conditions that might impact the valuation of private companies, such as industry trends, regulatory changes, and economic cycles. The Company takes principal risk in its acquisition of the private company shares and controls the underlying securities prior to transfer; accordingly, the Company is the principal in these arrangements and presents revenue on a gross basis. Revenue is recognized upon each such transaction with an SE Fund. The Company also provides other ancillary bundled professional services, which are recognized as such services are rendered.

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In all instances, as a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less because customer payments are generally received in advance of, or contemporaneously with, the transfer of services.

The Company’s contracts with customers generally have a term of one year or less. As of December 31, 2025 and 2024, the Company had deferred revenue of $3,601,366 and $2,880,316, respectively, related to performance obligations yet to be fulfilled. The Company had no other customer contract assets because the Company’s right to consideration is typically unconditional at the time amounts are billed and due.

During the year ended December 31, 2025 and 2024, revenue was made up of the following categories associated with the above described services:

	Twelve Months	Twelve Months
	Ended December 31,	Ended December 31,
	2025	2024
Regulation Crowdfunding platform fees	$10,562,073	$8,672,825
Regulation A commissions	2,052,926	2,711,712
StartEngine Premium	2,971,335	2,455,425
StartEngine Secure	1,348,363	1,366,502
StartEngine Private	86,603,559	27,883,143
Venture Club (formerly OWNers Bonus) revenue	5,651,857	5,352,347
Other service revenue	390,467	183,554

Total revenues	$109,580,580	$48,625,508

Cost of Revenues

Cost of revenues consists primarily of personnel costs related to internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to issuers and investors. Cost of revenues also includes, for StartEngine Private, the acquisition costs of underlying securities that are sold to SE Funds. These costs are expensed as incurred or, in the case of underlying securities, recognized in cost of revenues upon the sale of such securities, consistent with the recognition of related revenues.

Total cost of revenues for the years ended December 31, 2025 and 2024 was $71,699,643 and $25,873,241, respectively. Cost of revenues related to StartEngine Private, which is included in total cost of revenues, was December 31, 2025 and 2024 was $59,832,368 and $17,281,432, respectively.

Research and Development

We incur research and development costs during the process of researching and developing technologies and future offerings. Research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to the website and future product offerings, email and other tools that are utilized for client related services and outreach. During the year ended December 31, 2025 and 2024, research and development costs were $5,356,424 and $7,796,521, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. Stock-based compensation expense is recognized net of estimated forfeitures, which are adjusted as actual forfeitures occur. Stock-based compensation expense is included in the accompanying statements of operations within the applicable expense classifications.

F-35

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share (“EPS”) is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the period. For the year ended December 31, 2025, diluted EPS includes the effect of securities that were dilutive during the period. Options and convertible preferred stock which are common stock equivalents were excluded from the diluted earnings per share calculation to the extent their effect would have been anti-dilutive (including, for example, awards that were out-of-the-money during the period). For the year ended December 31, 2024, the Company incurred a net loss; therefore, all potentially dilutive securities were considered anti-dilutive and were excluded from diluted EPS. See Note 7 for outstanding stock-options as of December 31, 2025. See Note 7 for outstanding stock-options as of December 31, 2025. The weighted average shares outstanding – diluted is calculated as follows for the period ended December 31, 2025 and 2024:

Year Ended December 31,
2025
Net income attributable to common shareholders	1,472,852
Weighted average shares outstanding - basic	730,981,153
Effect of dilutive stock options	82,395,710
Effect of convertible preferred shares	399,893,680
Weighted average shares outstanding - diluted	1,213,270,543

Basic earnings per share	0.00
Diluted earnings per share	0.00

December 31,
2024
Net loss attributable to common shareholders	(16,536,658)
Weighted average shares outstanding - basic	699,099,798
Weighted average shares outstanding - diluted	699,099,798

Basic loss per share	(0.02)
Diluted loss per share	(0.02)

The number of shares of preferred stock underlying stock-based awards excluded from the calculation of diluted net income per share attributable to common stockholders because their effect would have been anti-dilutive for the years ended December 31 2025 and 2024 were as follows:

December 31,
2025
Potentially issuable shares
Stock options	46,218,620
Preferred stock	119,106,320

December 31,
2024
Potentially issuable shares
Stock options	48,668,522
Preferred stock	119,106,320

F-36

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Recent Accounting Pronouncements

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

We manage our company as one reportable operating segment, StartEngine Crowdfunding, Inc. The segment information aligns with how the Company’s Chief Operating Decision Maker (“CODM”) reviews and manages our business. The Company’s CODM is the Company’s Chief Executive Officer.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at a entity level. The CODM assesses performance for the broker-dealer segment and decides how to better allocate resources based on revenue that is reported on the Statements of Operations. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of our broker-dealer segment are the same as those described in the summary of significant accounting policies herein.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see attached financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies the effective date of ASU 2024-03, which requires public business entities to provide disaggregated disclosures of certain income statement expense captions. ASU 2025-01 specifies that the requirements are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The adoption of ASU 2025-01 will not have a material effect on the Company's financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update enhance the transparency and decision usefulness of income tax disclosures, primarily by requiring more detailed information about a reporting entity’s effective tax rate reconciliation and income taxes paid.

The standard requires public business entities to disclose, on an annual basis, a tabular rate reconciliation using both percentages and reporting currency amounts, with specific categories and additional detail for reconciling items that meet a quantitative threshold. The amendments also require disclosure of income taxes paid, disaggregated by federal (national), state, and foreign jurisdictions, as well as by individual jurisdictions that are significant.

ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted.

The Company has adopted ASU 2023-09 on its consolidated financial statements and related disclosures on a prospective basis.

F-37

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

The estimated fair market values of investments in securities at December 31, 2025 and 2024 are as follows

	Cost	Gross Unrealized Gains/Loss	2025 Estimated Fair Value
Equity Securities	$1,856	$—	$1,856

	Cost	Gross Unrealized Gains/Loss	2024 Estimated Fair Value
Equity Securities	$1,856	$—	$1,856

Income loss from stock and warrant investments for 2025 consists of the following:

2024
Interest and dividends	$—
Realized and unrealized losses on investments	860,318
Total Loss	$860,318

2025
Interest and dividends	$—
Realized and unrealized losses on investments	2,603,038
Total Loss	$2,603,038

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2025 and December 31, 2024, property and equipment consisted of the following:

	December 31, 2025	December 31, 2024
Computer equipment	$194,768	$183,063
Software	3,753	3,753
Total property and equipment	198,521	186,816
Accumulated depreciation	(73,308)	(60,118)
Total property and equipment, net of depreciation	$125,213	$126,698

Depreciation expense for the year ended December 31, 2025 and 2024 was $13,191 and $15,303, respectively.

NOTE 5 – INTANGIBLE ASSETS

Intangibles – Seedinvest

On May 5, 2023, StartEngine Crowdfunding, Inc. (“StartEngine”) completed its purchase of substantially all of the assets of the SeedInvest business. This agreement specifically does not include the registered broker-dealer or the Alternative Trading System (“ATS”) belonging to SeedInvest. The total consideration for the purchase is 19,200,000 shares of StartEngine’s common stock, which based on StartEngine’s previous Regulation A offering price of $1.25 per share would be valued at $24 million. The acquisition included intellectual property including the customer list of SI Securities as well as other digital assets.

The Company adheres to the provisions of ASC 350 – Intangibles – Goodwill and Other concerning the valuation and presentation of intangible assets. The Company determined the useful life of 7 years for the purchased assets based on historical investment data for users of the StartEngine platform. In 2023, the Company received investments from users with accounts created from 2015-2023 and have seen a continuation of that trend in to 2024. As the Company continues to provide new offerings and work on outreach to users, we believe that this purchase will maintain its useful life for the duration. This amortization began in Q3 2023 and continue until the end of Q2 2030.

F-38

As part of the acquisition of the SeedInvest business, the Company acquired a significant intangible asset in the form of a customer list. At the time of acquisition, the Company determined the fair value of the acquired assets, noting that approximately 100% of the gross assets acquired was concentrated in the customer list. The value of intellectual property and various immaterial contracts with vendors was deemed insignificant, and no fair value was assigned to those assets. All contracts have since been canceled, and the SeedInvest webpage and domain are solely used as a redirect to the Company’s site, where users must set up new accounts with the Company. The acquisition did not include any fixed assets, vehicles, equipment, machinery, tools, furnishings, computer hardware, or fixtures.

In accordance with the guidance in FASB ASC 350-30-35-14, the Company evaluates the customer list for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

The Company considers various factors that may indicate impairment of the customer list, including but not limited to:

•	Declines in customer retention rates.
•	Reductions in revenue per customer.
•	Changes in market conditions affecting the value of the customer relationships.
•	Strategic shifts that alter the utility of the acquired customer list.

Based on the impact of investment from investors who joined the Company network via this acquisition we determined there was no impairment at December 31, 2025.

As of December 31, 2025 and 2024, the net carrying amount of the purchase was $15,035,049 and $18,463,620, respectively. Accumulated amortization as of December 31, 2025 and 2024 is $9,105,991 and $5,657,420, respectively. The amortization for the five succeeding fiscal years and thereafter is as follows:

2026	3,428,572
2027	3,428,572
2028	3,428,572
2029	3,428,572
2030	1,320,761
Total	15,035,049

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2025, the Company has authorized the issuance of 519,000,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 207,000,000 are designated as Series A, 99,000,000 are designated as Series T, and 213,000,000 are designated as Series Seed.

Series A Preferred Stock

The Series A has liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $0.0286 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $0.1430 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. As of December 31, 2025, there are 21,559,120 remaining shares available for issuance.

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Series T Preferred Stock

The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $0.1465 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $0.1465 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. As of December 31, 2025, there are 89,357,920 remaining shares available for issuance.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.0083 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $0.1430 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. As of December 31, 2025, there are 8,227,060 remaining shares available for issuance.

The following table summarizes the designation, shares authorized, and shares outstanding for the Company’s Preferred Stock:

	Preferred Shares	Preferred Shares	Potentially Issuable
Preferred Stock Series Designation	Authorized	Outstanding	Preferred Shares
Series Seed	213,000,000	204,772,940	8,227,060
Series A	207,000,000	185,440,880	21,559,120
Series T	99,000,000	9,642,080	89,357,920

Common Stock

As of December 31, 2025 we had authorized the issuance of 1,580,000,000 shares of our common stock with par value of $0.00001.

During the year ended December 31, 2025, the Company sold 11,576,675 shares of common stock through its Regulation A offering for gross proceeds of $13,468,422 and incurred offering costs of $10,307,175.

F-40

During the year ended December 31, 2024, the Company sold 2,362,1730 shares of common stock through its Regulation A offering for gross proceeds of $2,553,913 and incurred offering costs of $339,997.

Stock Options

The 2025 Equity Incentive Plan (the “2025 Plan”) was adopted by the Board April 15, 2025. The 2025 Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors, and advisors in the form of Stock Options, Stock Appreciation Rights (“SARs”), Stock Awards, Restricted Stock and Stock Units, and stock or cash-based bonuses, (each, an “award” and collectively, “awards”). The number of shares authorized for issuance under the 2025 Plan is 80,000,000.

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”). The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 231,800,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2015 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2025 and 2024 have exercise prices of $1.60, $1.38 and $1.25, generally vest over four years and expire in ten years. The stock options granted during the year ended December 31, 2025 and 2024 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	2025	2024
Expected life (years)	3.25 - 6.5	6.5
Risk-free interest rate	3.8 - 4.4%	4.0 -4.6%
Expected volatility	42.5 - 53.3%	39.5 - 45.7%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public Company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. A summary of the Company’s stock option activity and related information is as follows

F-41

A summary of the Company’s stock option activity and related information is as follows.

			Weighted
		Weighted	average
		Average	Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2023	185,581,380	$0.11	6.50
Granted	22,930,000	1.25
Exercised	(3,413,447)	0.00
Expired/Cancelled	(21,966,455)	0.00
Outstanding at December 31, 2024	183,131,478	$0.20	6.50
Granted	13,130,000	1.27
Exercised	(31,349,417)	0.02
Expired/Cancelled	(6,083,838)	1.06
Outstanding at December 31, 2025	158,828,223	$0.59	4.85
Exercisable at December 31, 2025	123,335,521	$0.40	6.50
Vested and expected to vest at December 31, 2025	158,828,223	$0.59	4.85

The weighted average grant date fair values of options granted during the years ended December 31, 2025 and 2024 were $1.25 and $1.27 per option, respectively. The Company’s fair market value is based on the offering price in its Regulation A offerings at the time of grant. During the years ended December 31, 2025 and 2024, employees exercised their vested options to purchase 31,349,417 and 3,413,447 shares of common stock, and the Company received aggregate exercise proceeds of $630,633 and $44,675, respectively. The intrinsic value of the options exercised was $9,267,232 and $3,342,171 during the year ended December 31, 2025 and 2024, respectively.

Stock option expense for the years ended December 31, 2025 and 2024 was $9,041,054 and $11,280,017, respectively, and are included within the consolidated statements of operations as follows:

	Year Ended December 31,
	2025	2024
Cost of revenues	$1,011,972	$1,380,541
General and administrative	1,920,507	1,767,907
Sales and marketing	4,529,475	5,606,322
Research and development	1,579,100	2,525,247
Total	$9,041,054	$11,280,017

At December 31, 2025, the total compensation cost related to nonvested awards not yet recognized was approximately $18,539,725 and the weighted-average period over which the total compensation cost related to nonvested awards not yet recognized is expected to be recognized is 2.74 years.

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NOTE 8 – INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

Current income tax expense (benefit)	-
Deferred income tax expense (benefit)	-
Total income tax expense (benefit)	-

Effective Rate Reconciliation:

Pre-Tax income (loss)	1,567,458

The U.S. Federal Statutory Tax Rate for 2024 is 21%. The reconciliation of the expected income tax expense (benefit)

and the actual income tax expense (benefit) is as follows:

	2025		2024
Expected Federal income tax expense (benefit)	329,166	21.00%	(3,618,587)	22.10%
State income tax expense (benefit)	109,722	7.00%	(1,206,196)	7.37%
Stock option compensation	3,004,309	191.67%	4,278,405	(26.13)%
Section 162(m) Limitation	(246,015)	(15.70)%	(980,000)	5.98%
Other permanent differences	3,924	0.25%	1,047	(0.01)%
Prior Year True-Up Adjustments	(1,631,306)	(104.07)%	(5,135,090)	31.36%
Change in Valuation Allowance	(1,569,800)	(100.15)%	6,660,421	(40.67)%
Total income tax expense (benefit)	-		-

The Company has U.S. Federal net operating loss (NOL) carryovers of $12,405,481. Under the Tax Cuts and Jobs Act (TCJA), Federal NOL's incurred in taxable years beginning in 2018 and later have an indefinite carryforward period, but the use of the NOL carryover is limited to 80% of taxable income in the subsequent year. Federal NOL Carryovers incurred prior to 2018 expire after 20 years. The Company has $2,017,492 of Federal NOL carryovers incurred prior to 2018 which begin to expire in 2036. The Company has NOL carryovers in California of $25,502,428 which begin to expire in 2034. NOL carryovers and capital loss carryovers are a benefit to the Company in the form of future tax savings and such carryovers are recorded as deferred tax assets, subject to a valuation allowance.

The Company incurred $94,606 in tax expense in 2025 in relation to franchise tax fees and entity fees within the state of Delaware and California, respectively. This amount is shown on the Statement of Operations as Taxes – Other.

Net deferred income tax assets (liabilities) are comprised of the following:

	2025	2024
Deferred tax assets (liabilities)
Net Operating Loss Carryovers	4,390,321	5,924,165
Credit Carryovers	3,883,221	3,518,227
Capitalized Research and Development	2,001,375	2,405,729
Reserves and Allowances	1,862	-
Capital Loss Carryover	20,730	21,557
Depreciation	416	(1,953)
Deferred Tax Assets	10,297,925	11,867,725
Less: Valuation Allowance	(10,297,925)	(11,867,725)
Net Deferred Tax Assets	-	-

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NOTE 9 – RELATED PARTY TRANSACTIONS

The Company is currently owed $180,610 from StartEngine Collectibles LLC in relation to the fees associated with initiating and selling collectible assets since the inception of the fund. Additionally, the Company is owed $28,750 from StartEngine Loans, LLC, who incurred entity startup and legal costs for the Company during its startup, in relation to legal fees for creating the entity. The Company invested $37,000 in S.A. StartEngine, a European entity for international offerings. Finally, the Company owes StartEngine REIT LLC, who owned the apartment building the Company had an interest in until its sale in 2025, $12,470 related to fees for selling an apartment building the Company sold in 2025. All of these entities are under common ownership with the Company.

The Company has an outstanding balance of $432,925 owed to selling shareholders from disbursements related to its OWN equity raise as of December 31, 2025.

The Company retained American Incline LLC for consulting services in 2025. Ronald Miller, a co-founder and executive chairman of StartEngine is a registered agent at American Incline. The Company paid $119,829 to American Incline in 2025.

The Company offers accredited investors the opportunity to purchase membership interests in investment vehicles known as “SE Funds”, which are Series LLCs of StartEngine Private LLC which hold single portfolio companies, and StartEngine Private Funds LLC which hold multiple portfolio companies, through its StartEngine Private product offering. These SE Funds invest in shares of venture capital-backed, late-stage private companies (“underlying securities”). During the year ended 2025, the Company purchased $71,537,246 of Private investments and has a balance of $37,300 in Accounts Payable at year end. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC.

StartEngine Primary LLC, a wholly-owned, FINRA-member and SEC-registered broker-dealer subsidiary of the Company, markets offerings of SE Fund membership interests to accredited investors. These offerings are conducted pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. The Company generates revenue from the sale of underlying securities to SE Funds and recognizes such amounts as StartEngine Private revenue. This revenue can be found on the table in Note 2, as a major component of the Company’s revenues.

The Company records the acquisition cost of these securities as cost of revenue. Accordingly, transactions between the Company and the SE Funds, including the sale of securities to such affiliated investment vehicles, constitute related party transactions.

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NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025.

On March 17, 2026, StartEngine Crowdfunding, Inc. (the “StartEngine” or “Company”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Vinovest, Inc., a privately-held company located in West Hollywood, California (“Vinovest”), Project Vineyard Acquisition Inc., a wholly-owned subsidiary of StartEngine (“Merger Sub”), Andrew Zhang, solely in his capacity as the representative, agent and attorney-in-fact of the Participating Stockholders (the “Stockholders’ Representative”), and the Participating Stockholders of Vinovest. The “Participating Stockholders” includes holders of Vinovest’s preferred stock, SAFE notes and common stock.

Pursuant to the Merger Agreement, StartEngine acquired Vinovest in a transaction in which Merger Sub merged with and into Vinovest, with Vinovest becoming a wholly-owned subsidiary of StartEngine (the “Merger”). Vinovest is a platform for fine wine and whisky investment.

Pursuant to the Merger Agreement, StartEngine will issue an aggregate of 8,750,000 shares of Common Stock of StartEngine at a price per share of $1.60 to the Participating Stockholders of which 1,750,000 shares are held back for potential indemnification obligations and if not needed will be released to the Participating Shareholders on the 12-month anniversary of the closing. Any such held-back shares not required to satisfy such contingencies will be released to the Participating Stockholders on the 12-month anniversary of the closing.

The total value of the transaction was $14,000,000.00.

Through the issueance date, the Comppany granted employees 12,410,000 options as part of its compensation plan. These shares were all granted at a $1.60 strike price with board consent on February 27, 2026.

Except for those stated above, management as evaluated subsequent events through the date the financials were available to be issued and noted no additional subsequent events.

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